MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR AND QUARTER ENDED DECEMBER 31, 2023

925 West Georgia Street, Suite 1800, Vancouver, B.C., Canada V6C 3L2 Phone: 604.688.3033 | Fax: 604.639.8873| Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com www.firstmajestic.com

First Majestic Silver Corp. 2023 Annual Report	Page 2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

This Management’s Discussion and Analysis of Results of Operations and Financial Condition (“MD&A”) should be read in conjunction with the audited consolidated financial statements of First Majestic Silver Corp. (“First Majestic” or the "Company”) for the year ended December 31, 2023 which are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). All dollar amounts are expressed in United States (“US”) dollars and tabular amounts are expressed in thousands of US dollars, unless otherwise indicated. Certain amounts shown in this MD&A may not add exactly to total amounts due to rounding differences.

This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained at the end of this MD&A. All information contained in this MD&A is current and has been approved by the Board of Directors of the Company as of February 21, 2024 unless otherwise stated.

COMPANY OVERVIEW

First Majestic is a multinational mining company headquartered in Vancouver, Canada, focused on primary silver and gold production in North America, pursuing the exploration and development of its existing mineral properties and acquiring new assets. The Company owns three producing mines in Mexico consisting of the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine and the La Encantada Silver Mine. The Company also owns the Jerritt Canyon Gold Mine in Nevada, USA which has been placed on temporary suspension as of March 20, 2023 to focus on exploration, definition, and expansion of the mineral resources and optimization of mine planning and plant operations. In addition, the Company owns two mines currently in care and maintenance in Mexico: the San Martin Silver Mine and the Del Toro Silver Mine, as well as several exploration projects.

First Majestic is publicly listed on the New York Stock Exchange ("NYSE") under the symbol “AG”, on the Toronto Stock Exchange under the symbol “FR” and on the Frankfurt Stock Exchange under the symbol “FMV”.

First Majestic Silver Corp. 2023 Annual Report	Page 3

2023 ANNUAL HIGHLIGHTS

Key Performance Metrics	2023	2022	2021	Change '23 vs '22
Operational
Ore Processed / Tonnes Milled	2,901,972	3,468,987	3,339,394	(16%)
Silver Ounces Produced	10,250,755	10,522,051	12,842,945	(3%)
Gold Ounces Produced	198,921	248,394	192,353	(20%)
Silver Equivalent Ounces Produced	26,874,417	31,252,920	26,855,783	(14%)
Cash Costs per Silver Equivalent Ounce (1)	$14.49	$14.39	$13.23	1%
All-in Sustaining Cost per Silver Equivalent Ounce (1)	$20.16	$19.74	$18.84	2%
Total Production Cost per Tonne (1)	$127.16	$124.64	$102.77	2%
Average Realized Silver Price per Ounce (1)	$23.29	$22.49	$25.16	4%

Financial (in $millions)[1]
Revenues	$573.8	$624.2	$584.1	(8%)
Mine Operating Earnings	$25.6	$16.8	$101.4	53%
(Loss) Earnings before Income Taxes	($195.9)	($61.4)	$25.3	NM
Net Loss	($135.1)	($114.3)	($4.9)	(18%)
Operating Cash Flows before Working Capital and Taxes	$99.2	$109.4	$176.8	(9%)
Cash and Cash Equivalents	$125.6	$151.4	$237.9	(17%)
Total Assets	$1,976.4	$2,110.0	$2,125.0	(6%)
Total Non-Current Financial Liabilities	$498.1	$531.3	$541.2	(6%)
Working Capital (1)	$188.9	$202.9	$224.4	(7%)
Free Cash Flow (1)	($9.0)	($64.9)	($16.9)	86%

Shareholders
Loss per Share ("EPS") - Basic	($0.48)	($0.43)	($0.02)	(10%)
Adjusted EPS (1)	($0.08)	($0.21)	$0.02	60%

NM - Not meaningful

(1)These measures do not have a standardized meaning under the Company's financial reporting framework and the methods used by the Company to calculate these measures may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 50 to 59 for further details on these measures and a reconciliation of non-GAAP to GAAP measures.

First Majestic Silver Corp. 2023 Annual Report	Page 4

Operational Highlights

Annual Production Summary	San Dimas	Santa Elena	La Encantada	Jerritt Canyon(2)	Consolidated
Ore Processed / Tonnes Milled	875,345	882,592	966,392	177,643	2,901,972
Silver Ounces Produced	6,355,308	1,176,591	2,718,856	—	10,250,755
Gold Ounces Produced	76,964	100,535	321	21,101	198,921
Silver Equivalent Ounces Produced	12,789,920	9,571,792	2,745,622	1,767,083	26,874,417
Cash Costs per Silver Equivalent Ounce(1)	$12.51	$11.87	$20.05	$34.17	$14.49
All-in Sustaining Cost per Silver Equivalent Ounce(1)	$16.48	$14.83	$24.28	$38.99	$20.16
Cash Cost per Gold Ounce	N/A	N/A	N/A	$2,859	N/A
All-in Sustaining Costs per Gold Ounce	N/A	N/A	N/A	$3,262	N/A
Total Production Cost per Tonne(1)	$176.84	$115.48	$54.74	$334.39	$127.16
(1)See "Non-GAAP Measures" for further details of these measures.
(2)On March 20, 2023, management made the decision to temporarily suspend all mining activities at Jerritt Canyon effective immediately. As of April 24, 2023, all activities at the Jerritt Canyon processing plant were suspended.

•Consolidated silver equivalent ("AgEq") production: Total AgEq production in 2023 reached 26.9 million ounces, aligned to the midpoint of the 2023 revised guidance of between 26.2 to 27.8 million AgEq ounces. The year-over-year decrease in production can be attributable to the temporary suspension of Jerritt Canyon that was announced by the Company on March 20, 2023.
•Annual silver production: Silver production for 2023 reached 10.3 million ounces compared to the Company’s revised guidance range of between 10.5 to 11.2 million ounces, primarily due to a lower silver contribution from La Encantada due to the water availability issues which occurred in the second quarter of 2023.
•Annual gold production: Gold production for 2023 totalled 198,921 ounces which was aligned with the higher end of the Company’s revised guidance range of between 190,000 to 201,000 ounces.
•Santa Elena produced a new annual record of AgEq ounces: Santa Elena produced 9.6 million AgEq ounces in 2023, representing a 5% increase compared to 2022. Mine output and grades from Ermitaño remained strong throughout 2023 and combined with record metallurgical recoveries facilitated by the newly commissioned dual-circuit plant, this enabled Santa Elena to deliver strong production in 2023.
•Safety: The 2023 consolidated Total Reportable Incident Frequency Rate ("TRIFR") was 1.06 and the Lost Time Incident Frequency Rate (LTIFR) was 0.34, an improvement of 16% and 33% compared to the prior year, respectively.
•Environmental, Social and Governance: The Company's Sustainalytics score has improved from 50.56 in 2022 to 31.0 by the end of 2023, putting the Company in the top 38% of its industry peers.
•Announced the launch of 100% owned and operated minting facility: First Mint, LLC ("First Mint"), which is currently in the commissioning stage, is expected to expand upon existing bullion sales through vertically integrating production of investment-grade fine silver bullion. This is expected to allow First Majestic to sell a substantially greater portion of its silver production directly to its end customers.
•Inventory: The Company held 300,000 silver bullion ounces in finished goods inventory as at December 31, 2023 that has been dedicated to build an initial inventory balance for the Company's minting facility, First Mint. The fair value of this inventory at December 31, 2023 was $7.1 million.
•Move of the ISO 9001:2015 certified Central Lab: Completed the move of the Central Lab from Durango to Santa Elena.
•Successfully closed the sales of the La Guitarra Silver Mine and the La Parrilla Silver Mine: The sale of both mines to Sierra Madre Gold & Silver Ltd. ("Sierra Madre") and Silver Storm Mining Ltd (formerly Golden Tag Resources Ltd.) ("Silver Storm"), respectively, closed by the end of the third quarter.
•Cash cost per AgEq ounce: Cash cost per AgEq ounce in the year was $14.49, representing a marginal increase compared to $14.39 per ounce in the previous year. The increase in cash cost per AgEq ounce was primarily due to the strengthening of the Mexican Peso, which averaged 12% higher compared to the prior year and lower AgEq production at La Encantada. This was partially offset by increased AgEq production at Santa Elena. Production at Santa Elena set a new annual record and increased by 5%, compared to the prior year, as a direct result of processing higher grade silver and gold ore from the Ermitaño underground mine combined with record metallurgical recoveries facilitated by the newly commissioned dual-circuit plant.

First Majestic Silver Corp. 2023 Annual Report	Page 5

The Company has implemented numerous costs saving initiatives to help offset the strengthening of the Mexican Peso and to combat inflationary impacts primarily in energy, reagents, and other major consumables. This included restructuring and headcount reduction efforts undertaken in 2023 to reduce the impact of rising labor and overall costs.
•All-in sustaining cost ("AISC")1 per AgEq ounce: AISC per AgEq ounce in the year was $20.16, representing a 2% increase compared to $19.74 in the previous year. The increase in AISC per AgEq ounce was primarily attributed to higher cash costs, partially offset by a decrease in sustaining capital expenditures due to the temporary suspension of Jerritt Canyon.
Financial Highlights
•Cash position and liquidity: The Company ended the year with cash and cash equivalents of $125.6 million compared to $151.4 million at the end of the previous year, while working capital decreased to $188.9 million compared to $202.9 million. Cash and cash equivalents exclude an additional $125.6 million that is held in restricted cash.
•Revenue: The Company generated revenues of $573.8 million in 2023, or 8% lower than the previous year. The decrease in revenues was primarily attributed to a 10% decrease in the total number of payable AgEq ounces sold compared to 2022, which was mostly due to the temporary suspension of mining activities at Jerritt Canyon in March of 2023 resulting in lower gold ounces produced for the year. This was partially offset by a 4% increase in payable AgEq ounces produced at Santa Elena and a 4% increase in the average realized silver price per ounce which averaged $23.29 per ounce compared to $22.49 per ounce in 2022.
•Mine operating earnings: During the year, the Company recognized mine operating earnings of $25.6 million compared to $16.8 million in 2022. The increase in mine operating earnings was primarily driven by a decrease in operating losses at Jerritt Canyon of $39.3 million compared to 2022, following the temporary suspension of mining activities during the first quarter of 2023. Additionally, operating earnings at Santa Elena increased by $10.6 million, representing a 19% improvement compared to the prior year, attributable to stronger metal recoveries and grades from Ermitaño which allowed the mine to achieve a new annual production record. Cost savings measures implemented by the Company helped offset the strengthening of the Mexican Peso and combat the inflationary impacts relating to energy, reagents and other major consumables.
•Net loss: The Company recognized a net loss of $135.1 million (EPS of ($0.48)) in 2023 compared to a net loss of $114.3 million (EPS of ($0.43)) in 2022. The increase in net loss was primarily attributable to an impairment charge of $125.2 million recorded on the Jerritt Canyon mine due to the temporary suspension of mining operations announced March 20, 2023. Additionally, the net loss was also impacted by one-time standby costs of $13.4 million at Jerritt Canyon, a $7.2 million non-cash charge related to the sale of La Parrilla, along with severance and restructuring costs of $6.9 million incurred to optimize the workforce across the Company. This was partially offset by realized mine operating earnings of $25.6 million, compared to $16.8 million in 2022, along with an increase in deferred income tax recoveries of $71.4 million compared to 2022.
•Adjusted net loss1: Adjusted net loss, normalized for non-cash or non-recurring items such as impairment, tax settlements, write-down of mineral inventory, share-based payments, write-down on assets held-for-sale, restructuring costs, loss on disposition of assets, unrealized losses on marketable securities and deferred income taxes for the year ended December 31, 2023 was $23.8 million (($0.08) per share), compared to an adjusted loss of $55.4 million (($0.21) per share) in 2022.
•Cash flow from operations: During the year, cash flow from operations before changes in working capital and income taxes was $99.2 million compared to $109.4 million in 2022.
Corporate Development and Other:
•On March 29, 2023, the Company completed the sale of La Guitarra Silver Mine to Sierra Madre Gold & Silver Ltd. and received total consideration of $33.2 million net of transaction costs, before working capital adjustments. Pursuant to the share purchase agreement, the purchase price is increased to the extent the working capital of La Guitarra is greater than zero, and decreased to the extent the working capital is less than zero. Based on the carrying value of the asset at the time of disposal of $34.3 million, and the working capital adjustment of $0.2 million, the Company has recorded a loss on disposition of $1.4 million.
1 This measure does not have a standardized meaning under the Company's financial reporting framework and the methods used by the Company to calculate this measure may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 50 to 59 for further details on these measures and a reconciliation of non-GAAP to GAAP measures.

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•On August 14, 2023, the Company completed the sale of La Parrilla Silver Mine to Silver Storm Mining Ltd. and received total consideration of $13.3 million net of transaction costs. Based on the price of Silver Storm's common shares at the time of closing the transaction, the Company has recorded a loss on disposition of $1.6 million. In addition, First Majestic participated in Silver Storm's offering of subscription receipts (the "Subscription Receipts") and purchased 18,009,000 Subscription Receipts at a price of CAD$0.20 per Subscription Receipt which, in accordance with their terms, have now converted into 18,009,000 Silver Storm common shares and 9,004,500 common share purchase warrants (the "Warrants"). Each Warrant is exercisable for one additional Silver Storm common share until August 14, 2026, at a price of CAD$0.34.

First Majestic Silver Corp. 2023 Annual Report	Page 7

2023 FOURTH QUARTER HIGHLIGHTS

Key Performance Metrics	2023-Q4	2023-Q3	Change Q4 vs Q3	2022-Q4	Change Q4 vs Q4
Operational
Ore Processed / Tonnes Milled	652,731	670,203	(3%)	851,564	(23%)
Silver Ounces Produced	2,612,416	2,461,868	6%	2,396,696	9%
Gold Ounces Produced	46,585	46,720	0%	63,039	(26%)
Silver Equivalent Ounces Produced	6,640,550	6,285,790	6%	7,558,791	(12%)
Cash Costs per Silver Equivalent Ounce (1)	$13.01	$14.13	(8%)	$15.36	(15%)
All-in Sustaining Cost per Silver Equivalent Ounce (1)	$18.50	$19.74	(6%)	$20.69	(11%)
Total Production Cost per Tonne(1)	$122.76	$125.81	(2%)	$131.41	(7%)
Average Realized Silver Price per Silver Equivalent Ounce (1)	$24.16	$22.41	8%	$23.24	4%

Financial (in $millions)
Revenues	$136.9	$133.2	3%	$148.2	(8%)
Mine Operating Earnings (Loss)	$17.9	$13.0	37%	($13.3)	NM
Net Earnings (Loss)	$10.2	($27.1)	138%	($16.8)	161%
Operating Cash Flows before Non-Cash Working Capital and Taxes	$36.3	$14.1	157%	$13.4	171%
Cash and Cash Equivalents	$125.6	$138.3	(9%)	$151.4	(17%)
Total Assets	$1,976.4	$1,952.4	1%	$2,110.0	(6%)
Total Non-Current Financial Liabilities	$498.1	$512.3	(3%)	$531.3	(6%)
Working Capital (1)	$188.9	$197.8	(4%)	$202.9	(7%)
Free Cash Flow (1)	$3.8	$6.4	(41%)	($32.3)	112%

Shareholders
Earnings (loss) per Share ("EPS") - Basic	$0.04	($0.09)	138%	($0.06)	157%
Adjusted EPS (1)	($0.03)	($0.04)	21%	($0.07)	54%
NM - Not meaningful

(1)These measures do not have a standardized meaning under the Company's financial reporting framework and the methods used by the Company to calculate these measures may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 50 to 59 for further details on these measures and a reconciliation of non-GAAP to GAAP measures.

Fourth Quarter Production Summary	San Dimas	Santa Elena	La Encantada	Jerritt Canyon (1)	Consolidated
Ore Processed / Tonnes Milled	215,232	233,601	203,898	—	652,731
Silver Ounces Produced	1,513,791	582,484	516,141	—	2,612,416
Gold Ounces Produced	18,468	28,056	61	—	46,585
Silver Equivalent Ounces Produced	3,110,677	3,008,449	521,424	—	6,640,550
Cash Costs per Silver Equivalent Ounce	$13.21	$10.42	$26.19	$—	$13.01
All-in Sustaining Cost per Silver Equivalent Ounce	$17.80	$12.82	$34.14	$—	$18.50
Total Production Cost per Tonne	$183.61	$117.36	$64.70	$—	$122.76
(1) Jerritt Canyon did not have production in the fourth quarter. Refer to Jerritt Canyon operational highlights for further details.

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Fourth Quarter Operational Highlights

•Total AgEq production increased by 6% quarter-over-quarter: Total production reached 6.6 million AgEq ounces in the quarter, representing a 6% increase when compared to 6.3 million AgEq ounces produced in the previous quarter. The higher production is related to record quarterly production at Santa Elena of 3.0 million AgEq ounces, partially offset by lower silver production at La Encantada due to ongoing limited water availability.
•Record production at Santa Elena: Santa Elena achieved a new quarterly production record in the fourth quarter. Strong metal recoveries and grades from Ermitaño enabled Santa Elena to produce 3.0 million AgEq ounces in the fourth quarter, representing a 13% increase when compared to 2.7 million AgEq ounces in the prior quarter.

•Cash Cost per AgEq Ounce: Cash cost per AgEq ounce for the quarter was $13.01 per ounce, representing an 8% improvement from $14.13 per ounce in the previous quarter. The improvement in cash costs per ounce was primarily attributable to an increase in AgEq production at Santa Elena. Production at Santa Elena increased by 13%, compared to the prior quarter, as a direct result of processing higher grade silver and gold ore from the Ermitaño underground mine as well as record recoveries achieved due to the dual-circuit plant. Additionally, restructuring and headcount reduction efforts undertaken in the third quarter of 2023 helped to reduce the impact of rising labour costs which improved the cash cost per AgEq ounce during the quarter.
•AISC per AgEq Ounce: AISC per AgEq ounce in the fourth quarter was $18.50 per ounce, representing a 6% improvement from $19.74 per ounce in the previous quarter. The improvement in AISC per AgEq ounce was primarily attributable to the lower cash costs.
•16 Active Drill Rigs: The Company completed a total of 32,881 metres of drilling across its mines in Mexico during the fourth quarter. Throughout the quarter, up to sixteen drill rigs were active consisting of twelve rigs at San Dimas, and four rigs at Santa Elena. Please refer to the Company's press release dated February 7, 2024, where the Company reported on its 2023 drilling program including some high-grade exploration results at the San Dimas, Santa Elena and the Jerritt Canyon mines.
Fourth Quarter Financial Highlights
•Revenue: In the fourth quarter, the Company generated revenues of $136.9 million compared to $148.2 million in the fourth quarter of 2022. The decrease in revenues was primarily attributed to an 11% decrease in the total number of payable AgEq ounces sold compared to the fourth quarter of 2022 primarily due to the temporary suspension of mining activities at Jerritt Canyon in 2023 and slightly lower production at San Dimas and La Encantada. This was offset by a 29% increase in payable AgEq ounces produced at Santa Elena. Additionally, there was a 4% increase in the average realized silver price, which was $24.16 per ounce during the quarter, compared to $23.24 per ounce in the fourth quarter of 2022.
•Mine Operating Earnings: The Company realized mine operating earnings of $17.9 million compared to a mine operating loss of $13.3 million in the fourth quarter of 2022. The increase in mine operating earnings was primarily attributed to a decrease in operating loss of $22.6 million at Jerritt Canyon compared to the fourth quarter of 2022. Additionally, operating earnings at Santa Elena increased by $13.6 million compared to the fourth quarter of 2022, attributable to stronger metal recoveries and grades from Ermitaño which allowed the mine to achieve a new quarterly production record.
•Cash flow from operations: Operating cash flow before changes in working capital and taxes in the quarter was $36.3 million compared to $13.4 million in the fourth quarter of 2022. This was primarily driven by a $31.2 million increase in mine operating earnings compared to the fourth quarter of 2022, resulting from strong performance at Santa Elena which generated a $13.6 million increase in mine operating earnings compared to the same quarter of 2022. Additionally, there was a $22.6 million decrease in operating losses at Jerritt Canyon compared to the fourth quarter of 2022 following management's decision to temporarily suspend mining activities during the first quarter of 2023.
•Net earnings: Net earnings for the quarter was $10.2 million (EPS of $0.04) compared to a net loss of $16.8 million (EPS of ($0.06)) in the fourth quarter of 2022. The increase in net earnings was primarily attributed to realized mine operating earnings of $17.9 million, which represented a $31.2 million increase compared to a loss of $13.3 million in the fourth quarter of 2022. This was partially offset by increased mine holding costs primarily related to the temporary suspension of Jerritt Canyon.

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•Adjusted net loss2: Adjusted net loss for the quarter, normalized for non-cash or non-recurring items such as share-based payments, write-downs on mineral inventory, restructuring costs, unrealized losses on marketable securities, and deferred income tax for the quarter ended December 31, 2023, was $8.3 million (Adjusted EPS of ($0.03)) compared to an adjusted net loss of $17.4 million (Adjusted EPS of ($0.07)) in the fourth quarter of 2022.
2 This measure does not have a standardized meaning under the Company's financial reporting framework and the methods used by the Company to calculate this measure may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 50 to 59 for further details on these measures and a reconciliation of non-GAAP to GAAP measures.

First Majestic Silver Corp. 2023 Annual Report	Page 10

2024 PRODUCTION OUTLOOK AND COST GUIDANCE UPDATE

This section provides management’s revised production outlook and cost guidance for 2024. These are forward-looking estimates and are subject to the cautionary note regarding the risks associated with relying on forward-looking statements at the end of this MD&A. Actual results may vary based on production throughputs, grades, recoveries and changes in economic circumstances.

The Company expects to achieve total production in 2024 from its three operating mines in Mexico of between 21.1 to 23.5 million AgEq ounces consisting of 8.6 to 9.6 million ounces of silver and 150,000 to 167,000 ounces of gold. The decrease in forecasted gold production compared to 2023 is primarily due to the temporary suspension of the Jerritt Canyon Gold Mine in Nevada announced in Q1 2023 and lower throughput due to water shortages at La Encantada.

A mine-by-mine breakdown of the 2024 production guidance is included in the table below. The Company reports cost guidance to reflect cash costs and AISC on a per AgEq payable ounce. For 2024, the Company is using an 83:1 silver to gold ratio, consistent with its revised 2023 guidance. Metal price and foreign currency assumptions for calculating equivalents are silver: $24.00/oz, gold: $2,000/oz, MXN:USD 18:1.

GUIDANCE FOR 2024

	Silver Oz (M)	Gold Oz (k)	Silver Eqv Oz (M)	Cash Cost	AISC

Operation:				($ per AgEq oz)	($ per AgEq oz)
San Dimas, Mexico	5.3 – 5.9	69 – 77	11.1 – 12.3	11.89 – 12.57	15.54 – 16.57
Santa Elena, Mexico	1.1 – 1.2	81 – 90	7.8 – 8.7	13.38 – 14.10	16.25 – 17.26
La Encantada, Mexico	2.2 – 2.4	–	2.2 – 2.4	24.03 – 24.51	28.25 – 30.09
Operations Total:	8.6 – 9.6	150 – 167	21.1 – 23.5	13.69 – 14.46	18.62 – 19.90
Corporate:				($ per AgEq oz)	($ per AgEq oz)
General, Administration & Services	–	—	—	—	0.70 — 0.78
Total:				($ per AgEq oz)	($ per AgEq oz)
Consolidated	8.6 – 9.6	150 – 167	21.1 – 23.5	13.69 – 14.46	19.32 – 20.68
* Certain amounts shown may not add exactly to the total amount due to rounding differences.
* Cash Costs and AISC are non-GAAP measures and are not standardized financial measures under the Company's financial reporting framework. The Company calculates cash costs and consolidated AISC in the manner set out in the table below. These measures have been calculated on a basis consistent with historical periods. See “Non-GAAP Measures” on pages 50 to 59 for further details on these measures and a reconciliation of non-GAAP to GAAP measures.

La Encantada’s 2024 production guidance has been adjusted lower to reflect a conservative view regarding temporary limited water availability at the mine. We assume in this guidance that water availability will remain an issue for all of 2024. The 2024 budget includes capital consideration to explore for additional water sources in the area. Management is reviewing cost reduction programs at La Encantada to offset the low production impact on cost and remains optimistic that the water flow to the mill will return to historic levels within the year.

The Company is projecting its consolidated 2024 AISC to be within a range of $19.32 to $20.68 on a per consolidated payable AgEq ounce basis. Excluding non-cash items, the Company anticipates its 2024 AISC to be within a range of $18.62 to $19.89 per payable AgEq ounce. An itemized AISC cost table is provided below:

First Majestic Silver Corp. 2023 Annual Report	Page 11

FY 2024
All-In Sustaining Cost Calculation
($ per AgEq oz)
Total Cash Costs per Payable Equivalent Silver Ounce	13.69 – 14.46
General and Administrative Costs	1.55 – 1.72
Sustaining Development Costs	1.14 – 1.21
Sustaining Property, Plant and Equipment Costs	0.77 – 0.86
Profit Sharing	0.82 – 0.91
Lease Payments	0.65 – 0.73
Share-based Payments (non-cash)	0.54 – 0.61
Accretion and Reclamation Costs (non-cash)	0.16 – 0.18
All-In Sustaining Costs (Ag Eq Oz)	19.32 – 20.68
All-In Sustaining Costs: (Ag Eq Oz excluding non-cash items)	18.62 – 19.89
1.AISC is a non-GAAP measure and is calculated based on the Company’s consolidated operating performance. Other mining companies may calculate AISC differently as a result of differences in underlying accounting principles, the definition of “sustaining costs” and the distinction between sustaining and expansionary capital costs. See “Non-GAAP Measures” on pages 50 to 59 for further details on these measures and a reconciliation of non-GAAP to GAAP measures.
2.Consolidated AISC includes general and administrative cost estimates and non-cash costs of $2.25 to $2.51 per AgEq ounce.

CAPITAL INVESTMENTS IN 2024

In 2024, the Company plans to invest a total of $125.0 million on capital expenditures consisting of $45.0 million for sustaining activities and $80.0 million for expansionary projects. This represents an 11% decrease compared to the 2023 revised capital expenditures and is aligned with the Company’s future growth strategy of increasing exploration and development activities at Santa Elena and San Dimas and increasing exploration at Jerritt Canyon.

2024 Capital Guidance ($millions)	Sustaining	Expansionary	Total
Underground Development	$27.0	$39.0	$66.0
Exploration	—	35.1	35.1
Property, Plant and Equipment	17.6	4.3	21.9
Corporate Projects	0.4	1.6	2.0
Total	$45.0	$80.0	$125.0

The 2024 annual guidance includes total capital investments of $66.0 million for underground development; $21.9 million towards property, plant and equipment; $35.1 million in exploration; and $2.0 million towards corporate innovation projects. Management may revise the guidance during the year to reflect actual and anticipated changes in metal prices or to the business. There can be no assurance that cost estimates related to the Company's 2024 guidance will prove to be accurate. For further details regarding risks related to the allocation of capital by the Company, see the section in the Annual Information Form ("AIF") entitled "Risk Factors - Financial Risks - Allocation of Capital - Sustaining and Expansionary Capital".

The Company is planning approximately 188,500 metres of exploration drilling in 2024; this represents a significant increase compared to the 143,465 metres completed in 2023. The 2024 drilling program is expected to consist of:

•At San Dimas, approximately 95,000 metres of drilling are planned with infill, step-out and exploratory holes focused on near mine and brownfield targets including major ore controlling structures in the West, Central and Sinaloa blocks. Exploration efforts represent a balanced approach to adding Inferred Resources along known veins, converting Inferred to Indicated Resources and identifying new veins in locations where post mineral cover has deferred work to date.

•At Santa Elena, approximately 59,000 metres of drilling are planned. Greenfield and brownfield drilling at Santa Elena will focus on several targets within a 5-kilometre radius around the processing plant where the goal is to find a new mineralized vein. The Company is also planning to return to the Los Hernandez property, to test updated targets and projections of mineralized structures. Resource addition and conversion drilling is also to take place.

•At Jerritt Canyon, approximately 25,000 metres of drilling are planned. Exploration work will be focused on drilling open ends of inferred mineralization with large volume potential as well as testing projections of ore controlling

First Majestic Silver Corp. 2023 Annual Report	Page 12

structures below outcropping Upper Plate (cover rock) where the presence of large, mineralized volumes is possible and has been poorly tested to date.

The Company plans to complete approximately 30,900 metres of underground development in 2024 compared to 34,046 metres completed in 2023. The 2024 development program consists of approximately 17,100 metres at San Dimas, 10,300 metres at Santa Elena and 3,500 metres at La Encantada. At San Dimas, the Company is planning to concentrate development metres in the Perez, Roberta, Regina and Elia Veins. At the Santa Elena district, underground development is expected to focus on Ermitaño. At La Encantada, the Company plans to develop the second levels of both the Ojuelas and Milagros orebodies for 2024 production.

First Majestic Silver Corp. 2023 Annual Report	Page 13

OVERVIEW OF OPERATING RESULTS

Selected Production Results for the Past Eight Quarters

	2023				2022
PRODUCTION HIGHLIGHTS	Q4	Q3(2)	Q2(2)	Q1(2)	Q4	Q3	Q2	Q1
Ore processed/tonnes milled
San Dimas	215,232	213,681	227,065	219,367	210,108	185,126	197,102	195,300
Santa Elena	233,601	226,292	213,878	208,821	207,188	214,387	228,487	201,911
La Encantada	203,898	230,230	260,986	271,278	254,766	255,945	264,555	249,906
Jerritt Canyon	—	—	31,240	146,403	179,502	181,056	213,647	230,001
Consolidated	652,731	670,203	733,170	845,868	851,564	836,514	903,791	877,118

Silver equivalent ounces produced
San Dimas	3,110,677	3,010,458	3,372,418	3,296,367	3,054,098	3,776,124	3,046,664	3,080,940
Santa Elena	3,008,449	2,669,411	1,788,596	2,105,336	2,302,904	2,733,761	2,241,763	1,868,787
La Encantada	521,424	573,458	806,789	843,951	813,649	788,872	871,365	651,875
Jerritt Canyon	—	32,463	353,168	1,381,452	1,388,140	1,467,435	1,546,143	1,620,400
Consolidated	6,640,550	6,285,790	6,320,971	7,627,105	7,558,791	8,766,192	7,705,935	7,222,002

Silver ounces produced
San Dimas	1,513,791	1,548,203	1,690,831	1,602,483	1,392,506	1,649,002	1,527,465	1,632,117
Santa Elena	582,484	347,941	142,037	104,129	199,388	308,070	384,953	337,201
La Encantada	516,141	565,724	800,543	836,448	804,802	779,028	863,510	644,009
Consolidated	2,612,416	2,461,868	2,633,411	2,543,059	2,396,696	2,736,100	2,775,928	2,613,327

Gold ounces produced
San Dimas	18,468	17,863	20,509	20,124	20,257	23,675	18,354	18,528
Santa Elena	28,056	28,367	20,073	24,039	25,830	26,989	22,309	19,556
Jerritt Canyon	—	396	4,364	16,341	16,845	16,299	18,632	20,707
Consolidated	46,524	46,626	44,946	60,504	62,932	66,963	59,295	58,791

Cash cost per Ounce(1)
San Dimas (per AgEq Ounce)	$13.21	$14.07	$12.07	$10.86	$11.54	$8.25	$10.41	$9.41
Santa Elena (per AgEq Ounce)	$10.42	$11.72	$14.45	$11.93	$11.20	$10.37	$12.34	$12.96
La Encantada (per AgEq Ounce)	$26.19	$25.63	$16.90	$15.48	$15.48	$15.55	$14.09	$16.41
Jerritt Canyon (per Au Ounce)	$—	$1,478	$4,181	$2,540	$2,519	$2,767	$1,989	$2,120
Consolidated (per AgEq Ounce)	$13.01	$14.13	$15.58	$15.16	$15.36	$13.34	$14.12	$14.94

All-in sustaining cost per Ounce(1)
San Dimas (per AgEq Ounce)	$17.80	$17.76	$15.89	$14.67	$16.79	$10.97	$14.97	$12.98
Santa Elena (per AgEq Ounce)	$12.82	$14.68	$18.00	$15.18	$12.75	$12.29	$15.34	$16.31
La Encantada (per AgEq Ounce)	$34.14	$29.86	$19.83	$18.64	$19.39	$18.61	$16.65	$19.63
Jerritt Canyon (per Au Ounce)	$—	$1,730	$4,205	$3,055	$2,865	$3,317	$2,429	$2,488
Consolidated (per AgEq Ounce)	$18.50	$19.74	$21.52	$20.90	$20.69	$17.83	$19.91	$20.87

Production cost per tonne
San Dimas	$183.61	$193.41	$173.62	$157.39	$162.68	$161.41	$155.09	$143.66
Santa Elena	$117.36	$125.05	$109.88	$108.74	$114.29	$124.94	$109.50	$111.36
La Encantada	$64.70	$61.35	$49.91	$46.27	$47.69	$46.29	$44.58	$41.43
Jerritt Canyon	$—	$—	$577.83	$278.57	$233.39	$245.66	$169.16	$187.15
Consolidated	$122.76	$125.81	$128.21	$130.71	$131.41	$135.07	$114.55	$118.51
1) These measures do not have a standardized meaning under the Company's financial reporting framework and the methods used by the Company to calculate these measures may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 50 to 59 for further details on these measures and a reconciliation of non-GAAP to GAAP measures.
2) At Jerritt Canyon, the Company incurred costs related to mining activities for only 79 days during the first quarter. Jerritt Canyon production during the second quarter comprised of processing most of its remaining ore stockpiles and work-in-process ("WIP") inventory throughout April and May. Jerritt Canyon production during the third quarter comprised of pouring ounces from its in-process inventory. Refer to Jerritt Canyon operational highlights for further details.

First Majestic Silver Corp. 2023 Annual Report	Page 14

Operating Results – Consolidated Operations

CONSOLIDATED	2023-Q4	2023-Q3	2023-Q2	2023-Q1	2023-YTD	2022-YTD	Change Q4 vs Q3	Change '23 vs '22

Ore processed/tonnes milled	652,731	670,203	733,170	845,868	2,901,972	3,468,987	(3%)	(16%)

Production
Silver ounces produced	2,612,416	2,461,868	2,633,411	2,543,059	10,250,755	10,522,051	6%	(3%)
Gold ounces produced	46,585	46,720	45,022	60,594	198,921	248,394	0%	(20%)
Silver equivalent ounces produced	6,640,550	6,285,790	6,320,971	7,627,105	26,874,417	31,252,920	6%	(14%)

Cost
Cash cost per AgEq Ounce(1)	$13.01	$14.13	$15.58	$15.16	$14.49	$14.39	(8%)	1%
All-in sustaining costs per AgEq Ounce(1)	$18.50	$19.74	$21.52	$20.90	$20.16	$19.74	(6%)	2%
Total production cost per tonne(1)	$122.76	$125.81	$128.21	$130.71	$127.16	$124.64	(2%)	2%

Underground development (m)	6,676	7,722	8,687	10,962	34,046	45,614	(14%)	(25%)
Exploration drilling (m)	32,881	31,611	42,285	36,688	143,465	248,123	4%	(42%)
1) These measures do not have a standardized meaning under the Company's financial reporting framework and the methods used by the Company to calculate these measures may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 50 to 59 for further details on these measures and a reconciliation of non-GAAP to GAAP measures.

Production
During the year, the Company produced 26.9 million AgEq ounces, consisting of 10.3 million ounces of silver and 198,921 ounces of gold, representing a decrease of 3% and 20% respectively, compared to the prior year. The decrease in silver production was primarily due to lower silver production at La Encantada resulting from limited water availability during the second half of the year. The decrease in gold production was primarily due to the temporary suspension of mining activities at Jerritt Canyon announced on March 20, 2023. This was partially offset by increased gold production at Santa Elena. Mine output and grades from Ermitaño remained strong throughout 2023 and combined with record metallurgical recoveries facilitated by the newly commissioned dual-circuit plant, this enabled Santa Elena to deliver strong production in 2023.

Total production in the fourth quarter of 2023 was 6.6 million AgEq ounces consisting of 2.6 million ounces of silver, and 46,585 ounces of gold representing a 6% increase and a marginal decrease, respectively, when compared to the previous quarter. The higher production is related to record quarterly production at Santa Elena of 3.0 million AgEq ounces, partially offset by lower silver production at La Encantada.

Total ore processed amounted to 2.9 million tonnes during the year and 652,731 tonnes during the quarter, representing a 16% and 3% decrease compared to the prior year and quarter, respectively. The lower tonnes for the year was primarily due to temporary suspension of mining activities at Jerritt Canyon. The decrease as compared to the prior quarter was primarily due to lower tonnes processed at La Encantada resulting from limited water availability as disclosed previously, partially offset by increased tonnes processed at Santa Elena.

First Majestic Silver Corp. 2023 Annual Report	Page 15

Cash Cost and All-In Sustaining Cost per Ounce
Cash cost per AgEq ounce in the year was $14.49, representing a marginal increase compared to $14.39 per ounce in the previous year. The increase in cash cost per AgEq ounce was primarily due to the strengthening of the Mexican Peso, which averaged 12% higher compared to the prior year and lower production at La Encantada due to drought conditions and limited water availability which lowered plant throughput rates beginning mid-year. This was partially offset by increased AgEq production at Santa Elena. Production at Santa Elena set a record and increased by 5%, compared to the prior year, as a direct result of processing higher grade silver and gold ore from the Ermitaño underground mine combined with record metallurgical recoveries facilitated by the newly commissioned dual-circuit plant.

The Company has implemented numerous costs saving initiatives to help offset the strengthening of the Mexican Peso and to combat inflationary impacts primarily in energy, reagents, and other major consumables. This included restructuring and headcount reduction efforts undertaken in 2023 to reduce the impact of rising labor and overall costs.

Cash cost per AgEq ounce for the quarter was $13.01 per ounce, representing an 8% improvement from $14.13 per ounce in the previous quarter. The improvement in cash costs per ounce was primarily attributable to an increase in AgEq production at Santa Elena. Production at Santa Elena increased by 13%, compared to the prior quarter, as a direct result of processing higher grade silver and gold ore from the Ermitaño underground mine as well as record recoveries achieved due to the dual-circuit plant. Additionally, restructuring and headcount reduction efforts undertaken in the third quarter of 2023 helped to reduce the impact of rising labour costs which improved the cash cost per AgEq ounce during the quarter.

All-in Sustaining Cost per AgEq ounce in the year was $20.16 representing a 2% increase compared to $19.74 per ounce in the previous year. The increase in AISC per AgEq ounce was primarily attributed to higher cash costs, partially offset by a decrease in sustaining capital expenditures due to the temporary suspension of Jerritt Canyon.

All-in Sustaining Cost per AgEq ounce in the fourth quarter was $18.50 per ounce, representing a 6% decrease from $19.74 per ounce in the previous quarter. The improvement in AISC per AgEq ounce was primarily attributable to the lower cash costs.

Management continues to undertake a series of cost reduction initiatives across the organization aimed at improving efficiencies, lowering production costs, capital spending, care and maintenance holding costs and corporate G&A costs while also increasing production. Current initiatives for 2024 include:
•Renegotiating certain contracts and reducing the use of external consultants;
•Restructuring to optimize the workforce and reduce labour costs;
•Optimizing use of reagent consumption;
•Implementing changes in shift line-up and changes to increase productivity at San Dimas;
•Utilizing special ore control drilling methods to verify stope positioning, while also increasing rates of mine development to open additional ore stopes at San Dimas;
•Optimizing mining sequencing to improve ore extraction at Santa Elena;
•Shifting all cemented rock fill operations underground to increase backfill efficiencies and reduce backfill costs at Santa Elena;
•Increasing the capacity of the tailing filtration of the new press filters at Santa Elena by adding a higher capacity offtake conveyor system;
•Implementing plant optimization methods to lower costs due to the ongoing water shortage at La Encantada;
•Adding instrumentation and prioritizing the consumption of water within the La Encantada water delivery system including construction of new water wells; and
•Lower holding costs at the Company's suspended operations including the Jerritt Canyon Gold Mine.

Development and Exploration
During the year, the Company completed 34,046 metres of underground development and 143,465 metres of exploration drilling, compared to 45,614 metres and 248,123 metres, respectively, in the previous year.

During the quarter, the Company completed 6,676 metres of underground development and 32,881 metres of exploration drilling, compared to 7,722 metres and 31,611 metres, respectively, in the previous quarter. Throughout the quarter, up to sixteen drill rigs were active consisting of twelve rigs at San Dimas, and four rigs at Santa Elena. Throughout the quarter, up to sixteen drill rigs were active consisting of twelve rigs at San Dimas, and four rigs at Santa Elena. Exploration activities in Jerritt Canyon consisted of surface mapping and sampling, seismic survey and permitting in support of the planned 2024 exploration program. Exploration activities at La Encantada were temporarily refocused on water source development.

First Majestic Silver Corp. 2023 Annual Report	Page 16

San Dimas Silver/Gold Mine, Durango, Mexico

The San Dimas Silver/Gold Mine is located approximately 130 kilometres northwest of the city of Durango, Durango State, Mexico and consists of 71,868 hectares of mining claims located in the states of Durango and Sinaloa, Mexico. San Dimas is the largest producing underground mine in the state of Durango with over 250 years of operating history. The San Dimas operating plan involves processing ore from several underground mining areas with a 2,500 tonnes per day ("tpd") capacity milling operation which produces silver/gold doré bars. The mine is accessible via a 40-minute flight from the Durango International Airport to a private airstrip in the town of Tayoltita, or by improved roadway. The Company owns 100% of the San Dimas mine.

San Dimas	2023-Q4	2023-Q3	2023-Q2	2023-Q1	2023-YTD	2022-YTD	Change Q4 vs Q3	Change '23 vs '22

Total ore processed/tonnes milled	215,232	213,681	227,065	219,367	875,345	787,636	1%	11%
Average silver grade (g/t)	234	237	245	241	240	261	(1%)	(8%)
Average gold grade (g/t)	2.77	2.71	2.92	2.98	2.85	3.31	2%	(14%)
Silver recovery (%)	93%	95%	95%	94%	94%	94%	(2%)	0%
Gold recovery (%)	96%	96%	96%	96%	96%	96%	0%	0%

Production
Silver ounces produced	1,513,791	1,548,203	1,690,831	1,602,483	6,355,308	6,201,090	(2%)	2%
Gold ounces produced	18,468	17,863	20,509	20,124	76,964	80,814	3%	(5%)
Silver equivalent ounces produced	3,110,677	3,010,458	3,372,418	3,296,367	12,789,920	12,957,826	3%	(1%)

Cost
Cash cost per AgEq Ounce(1)	$13.21	$14.07	$12.07	$10.86	$12.51	$9.81	(6%)	28%
All-In sustaining costs per AgEq Ounce(1)	$17.80	$17.76	$15.89	$14.67	$16.48	$13.76	0%	20%
Total production cost per tonne(1)	$183.61	$193.41	$173.62	$157.39	$176.84	$155.76	(5%)	14%

Underground development (m)	3,713	4,369	4,895	4,664	17,641	20,521	(15%)	(14%)
Exploration drilling (m)	24,932	22,374	16,588	14,145	78,039	64,791	11%	20%
(1)These measures do not have a standardized meaning under the Company's financial reporting framework and the methods used by the Company to calculate these measures may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 50 to 59 for further details on these measures and a reconciliation of non-GAAP to GAAP measures.

2023 vs. 2022
In 2023, San Dimas produced 6,355,308 ounces of silver and 76,964 ounces of gold for a total production of 12,789,920 AgEq ounces, a marginal decrease compared to 12,957,826 AgEq ounces in 2022. The mill processed a total of 875,345 tonnes, an 11% increase compared to 787,636 tonnes processed in the previous year.

During the year, silver and gold grades averaged 240 g/t and 2.85 g/t, respectively, compared to 261 g/t and 3.31 g/t in the previous year. Silver and gold grades were lower in 2023 compared to 2022 due to the depletion of the Jesica, Regina and Victoria veins as the mine transitioned to narrower veins and blending with lower grade, historical backfill material in 2023. Silver recoveries averaged 94%, while gold recoveries averaged 96%, which were both consistent with 2022.

During the year, cash cost per AgEq ounce was $12.51, representing a 28% increase compared to $9.81 per AgEq ounce in 2022. AISC per AgEq ounce in the year was $16.48, representing a 20% increase compared to $13.76 per AgEq ounce in 2022. The increase in cash costs during the year was primarily due to an increase in direct production costs due to a stronger Mexican Peso against the U.S. dollar which averaged 12% higher compared to the previous year and higher energy costs as the Company utilized less power from the on-site hydroelectric plant due to lower-than-expected rainfall in the third quarter. The increase in AISC per AgEq ounce was primarily attributable to the higher cash costs. During the year, the Company incurred restructuring costs associated with San Dimas of $5.8 million as the Company continued to focus on workforce optimization to reduce the impact of rising labor costs.

First Majestic Silver Corp. 2023 Annual Report	Page 17

The San Dimas mine is subject to a gold and silver streaming agreement with Wheaton Precious Metals Corp. ("Wheaton" or "WPM") which entitles WPM to receive 25% of the gold equivalent production (based on a fixed exchange ratio of 70 silver ounces to 1 gold ounce) at San Dimas in exchange for ongoing payments equal to the lesser of $600 (subject to a 1% annual inflation adjustment commencing in May 2019) and the prevailing market price, for each gold ounce delivered. Should the average gold to silver ratio over a six-month period exceed 90:1 or fall below 50:1, the fixed exchange ratio would be increased to 90:1 or decreased to 50:1, respectively. The fixed gold to silver exchange ratio as of December 31, 2023, was 70:1. During the year ended December 31, 2023, the Company delivered 42,172 ounces (2022 - 41,841 ounces) of gold to WPM at $628 per ounce (2022 - $623 per ounce).

During the year, a total of 17,641 metres of underground development and 78,039 metres of exploration drilling were completed compared to 20,521 metres and 64,791 metres, respectively, in the prior year. Total exploration costs for the year were $9.5 million compared to $7.6 million in the prior year driven by the increased drilling metres.

2023 Q4 vs. 2023 Q3
During the fourth quarter, San Dimas produced 3,110,677 AgEq ounces consisting of 1,513,791 ounces of silver and 18,468 ounces of gold representing a 2% decrease and a 3% increase, respectively, when compared to the prior quarter.

The mill processed a total of 215,232 tonnes of ore with average silver and gold grades of 234 g/t and 2.77 g/t, respectively, compared to 213,681 tonnes milled with average silver and gold grades of 237 g/t and 2.71 g/t, respectively, in the previous quarter.

Silver and gold recoveries averaged 93% and 96%, respectively, which were in line with the prior quarter.

The Central Block and Sinaloa Graben areas contributed approximately 78% and 22%, respectively, of the total production during the quarter.

In the fourth quarter, cash cost per AgEq ounce was $13.21, representing a 6% decrease compared to $14.07 per AgEq ounce in the prior quarter. The improvement in cash costs during the quarter was primarily due to the decrease in production costs compared to the prior quarter as a result of the workforce restructuring that took place in the third quarter, along with a 3% increase in AgEq ounces produced.

AISC per AgEq ounce for the quarter was $17.80, representing a marginal increase compared to $17.76 per AgEq ounce in the prior quarter. The increase was primarily due to increased worker participation costs along with higher sustaining capital expenditures incurred during the quarter.
A total of 3,713 metres of underground development was completed in the fourth quarter, compared to 4,369 metres in the prior quarter. During the fourth quarter, up to twelve drill rigs were active, consisting of ten underground and two on surface completing a total of 24,932 metres of exploration drilling compared to 22,374 metres in the prior quarter. Total exploration costs were $3.1 million compared to $2.8 million in the prior quarter. This increase was a result of increased drilling metres during the quarter.

First Majestic Silver Corp. 2023 Annual Report	Page 18

Santa Elena Silver/Gold Mine, Sonora, Mexico

The Santa Elena Silver/Gold Mine is located approximately 150 kilometres northeast of the city of Hermosillo, Sonora, Mexico. The operating plan for Santa Elena involves the processing of ore in a 3,000 tpd cyanidation circuit from underground reserves. Santa Elena consists of a central processing plant that can receive ore from two separate underground mining operations, Santa Elena and Ermitaño. The Company owns 100% of the Santa Elena Silver/Gold Mine including mining concessions totaling over 102,244 hectares.

SANTA ELENA	2023-Q4	2023-Q3	2023-Q2	2023-Q1	2023-YTD	2022-YTD	Change Q4 vs Q3	Change '23 vs '22

Total ore processed/tonnes milled	233,601	226,292	213,878	208,821	882,592	851,973	3%	4%
Average silver grade (g/t)	106	75	39	31	64	61	41%	5%
Average gold grade (g/t)	3.88	4.09	3.12	4.00	3.77	3.75	(5%)	1%
Silver recovery (%)	73%	64%	52%	50%	64%	73%	14%	(12%)
Gold recovery (%)	96%	95%	94%	90%	94%	92%	1%	2%

Production
Silver ounces produced	582,484	347,941	142,037	104,129	1,176,591	1,229,612	67%	(4%)
Gold ounces produced	28,056	28,367	20,073	24,039	100,535	94,684	(1%)	6%
Silver equivalent ounces produced	3,008,449	2,669,411	1,788,596	2,105,336	9,571,792	9,147,215	13%	5%

Cost
Cash cost per AgEq Ounce(1)	$10.42	$11.72	$14.45	$11.93	$11.87	$11.59	(11%)	2%
All-In sustaining costs per AgEq Ounce(1)	$12.82	$14.68	$18.00	$15.18	$14.83	$13.97	(13%)	6%
Total production cost per tonne(1)	$117.36	$125.05	$109.88	$108.74	$115.48	$114.99	(6%)	0%

Underground development (m)	2,224	2,609	3,042	2,623	10,497	12,924	(15%)	(19%)
Exploration drilling (m)	7,949	9,237	16,373	14,499	48,058	42,990	(14%)	12%
(1)These measures do not have a standardized meaning under the Company's financial reporting framework and the methods used by the Company to calculate these measures may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 50 to 59 for further details on these measures and a reconciliation of non-GAAP to GAAP measures.

2023 vs. 2022
In 2023, Santa Elena produced 1,176,591 ounces of silver and 100,535 ounces of gold for a total production of 9,571,792 AgEq ounces, a new annual record and a 5% increase compared to 9,147,215 AgEq ounces in 2022. The mill processed a total of 882,592 tonnes of ore, a 4% increase compared to 851,973 tonnes processed in the previous year.

Silver and gold grades from Santa Elena averaged 64 g/t and 3.77 g/t, respectively, compared to 61 g/t and 3.75 g/t in the previous year. Silver recoveries decreased from 73% in 2022 to 64% in 2023 due to lower silver grades in the first half of 2023. Gold recoveries increased from 92% to 94% in 2023 and were the result of the robust operational performance of the new 3,000 tpd filter press and dual-circuit plant. The new tailing filter press combined with additional leaching and settling capacity allowed the plant to reduce the grind size, thus liberating more gold and increasing recoveries.

During the year, the Company successfully completed the move of the Company's ISO 9001:2015 certified Central Lab from Durango to Santa Elena.

For 2023, cash cost per AgEq ounce was $11.87, representing a 2% increase compared to $11.59 per ounce in 2022. AISC per AgEq ounce was $14.83, representing a 6% increase compared to $13.97 per AgEq ounce in the previous year. The increase in cash costs and AISC was primarily attributed to the negative impact of a stronger Mexican Peso which averaged 12% higher compared to the previous year. This was partially offset by a 5% increase in AgEq ounces produced compared to the previous year.

First Majestic Silver Corp. 2023 Annual Report	Page 19

The Santa Elena mine is subject to a gold streaming agreement with Sandstorm Gold Ltd. (“Sandstorm”), which requires the mine to sell 20% of its gold production from the leach pad and a designated area of its underground operations over the life of mine to Sandstorm. The selling price to Sandstorm is currently the lesser of $450 per ounce (subject to a 1% annual inflation increase every April) and the prevailing market price. During the year ended December 31, 2023, the Company delivered 1,094 ounces of gold (2022 - 2,433 ounces) to Sandstorm at an average price of $473 per ounce (2022 - $472 per ounce). During the fourth quarter, no ore was processed from the Santa Elena mine.

Orogen Royalties Inc., formerly Evrim Resource Corp., retains a 2% net smelter return ("NSR") royalty from the sale of mineral products extracted from the Ermitaño mining concessions. In addition, Osisko Gold Royalties Ltd. has a 2% NSR royalty from the sale of mineral products extracted from the Ermitaño mining concessions. For the year ended December 31, 2023, the Company has incurred $8.7 million (December 31, 2022 - $5.8 million) in NSR payments from the production of Ermitaño.

During the year, a total of 10,497 metres of underground development and 48,058 metres of exploration drilling were completed compared to 12,924 metres of underground development and 42,990 metres of exploration drilling in the prior year. Total exploration costs for the year were $8.7 million compared to $8.1 million in the prior year driven by the increased drilling metres.

2023 Q4 vs. 2023 Q3

During the fourth quarter, Santa Elena produced a quarterly record of 3,008,449 AgEq ounces consisting of 582,484 ounces of silver and 28,056 ounces of gold representing a 67% increase in silver ounces and a marginal decrease in gold ounces when compared to the prior quarter. The increase in silver equivalent production was primarily driven by higher silver grades and recoveries in the period.

The mill processed 233,601 tonnes of ore during the quarter from Ermitaño, another quarterly record, compared to 226,292 tonnes in the previous quarter. Average silver and gold head grades were 106 g/t and 3.88 g/t, compared to 75 g/t and 4.09 g/t in the previous quarter.

Silver and gold recoveries from Ermitaño ore reached another record during the quarter averaging 73% and 96%, respectively, compared to 64% and 95%, respectively, in the prior quarter. The record metallurgical recoveries were facilitated by the continuous operational optimization of the new dual-circuit plant.
Cash cost per AgEq ounce in the fourth quarter was $10.42, representing an 11% decrease compared to $11.72 per AgEq ounce in the previous quarter. The improvement in cash cost was primarily attributed to a 13% increase in AgEq ounces produced resulting from higher silver grades and recoveries as compared to the prior quarter.

AISC per AgEq ounce for the quarter was $12.82, representing a 13% decrease compared to $14.68 per AgEq ounce in the prior quarter. The improvement in AISC was primarily driven by the decrease in cash costs per AgEq ounce.

During the quarter, a total of 2,224 metres of underground development was completed at the Ermitaño mine at Santa Elena, compared to 2,609 metres in the previous quarter. Up to four drill rigs consisting of two surface rigs and two underground rigs completed 7,949 metres of exploration drilling in the region compared to 9,237 metres in the prior quarter. Total exploration costs in the fourth quarter were $1.5 million compared to $2.0 million in the previous quarter due to lower exploration metres.

First Majestic Silver Corp. 2023 Annual Report	Page 20

La Encantada Silver Mine, Coahuila, Mexico

The La Encantada Silver Mine is an underground mine located in the northern México State of Coahuila, 708 kilometres northeast of Torreon. La Encantada has 4,076 hectares of mineral concessions and surface land ownership of 1,343 hectares. La Encantada also has a 4,000 tpd cyanidation plant, a camp with 120 houses as well as administrative offices, laboratory, general store, hospital, airstrip and all the necessary infrastructure required for such an operation. The mine is accessible via a two-hour flight from the Durango International Airport to the mine’s private airstrip, or via an improved road from the closest city, Muzquiz, Coahuila State, which is 225 kilometres away. The Company owns 100% of the La Encantada Silver Mine.

LA ENCANTADA	2023-Q4	2023-Q3	2023-Q2	2023-Q1	2023-YTD	2022-YTD	Change Q4 vs Q3	Change '23 vs '22

Ore processed/tonnes milled	203,898	230,230	260,986	271,278	966,392	1,025,172	(11%)	(6%)
Average silver grade (g/t)	110	109	127	132	121	123	2%	(2%)
Silver recovery (%)	71%	70%	75%	72%	73%	76%	1%	(4%)

Production
Silver ounces produced	516,141	565,724	800,543	836,448	2,718,856	3,091,349	(9%)	(12%)
Gold ounces produced	61	94	76	89	321	413	(35%)	(22%)
Silver equivalent ounces produced	521,424	573,458	806,789	843,951	2,745,622	3,125,761	(9%)	(12%)

Cost
Cash cost per AgEq Ounce(1)	$26.19	$25.63	$16.90	$15.48	$20.05	$15.30	2%	31%
All-In sustaining costs per AgEq Ounce(1)	$34.14	$29.86	$19.83	$18.64	$24.28	$18.48	14%	31%
Total production cost per tonne(1)	$64.70	$61.35	$49.91	$46.27	$54.74	$45.01	5%	22%

Underground development (m)	739	744	750	834	3,067	2,555	(1%)	20%
Exploration drilling (m)	—	—	1,950	1,863	3,812	10,020	0%	(62%)
(1)These measures do not have a standardized meaning under the Company's financial reporting framework and the methods used by the Company to calculate these measures may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 50 to 59 for further details on these measures and a reconciliation of non-GAAP to GAAP measures.

2023 vs. 2022
In 2023, La Encantada produced 2,718,856 ounces of silver and 321 ounces of gold for a total of 2,745,622 AgEq ounces, a decrease of 12% compared to 3,125,761 AgEq ounces in 2022. The mill processed a total of 966,392 tonnes of ore, a 6% decrease compared to 1,025,172 tonnes processed in the previous year. The decrease in production and tonnes milled was primarily due to the impact of limited water supply to the mill, mainly driven by severe drought conditions throughout the year which impacted existing water wells in the area. During the second half of the year, the Company drilled three water exploration holes in an effort to source additional water supply to the mill. The Company has identified several new targets that will be drilled in Q1 and Q2 2024 to seek to identify additional water sources. Refer to 2024 Production Guidance for further discussion.

Silver recoveries averaged 73% during the year, compared to 76% in 2022. Silver grades during the year averaged 121 g/t, a decrease of 2% compared to 123 g/t in 2022.

During the year, cash cost per AgEq ounce was $20.05, representing a 31% increase compared to $15.30 per AgEq ounce in 2022. AISC per AgEq ounce was $24.28 per ounce in 2023, representing a 31% increase compared to $18.48 per AgEq ounce in 2022. The increase in cash costs per AgEq ounce during the year was primarily due to the 12% decrease in AgEq ounces produced driven by lower production in the second half of the year due to water availability issues. Additionally, there was an increase in direct production costs due to the negative impact of a stronger Mexican Peso which averaged 12% higher compared to the previous year. The increase in AISC per AgEq ounce for the year was due to higher cash costs incurred during the year. Management is reviewing mine plan optimization and cost reduction programs at La Encantada to offset the lower production impact on costs.

First Majestic Silver Corp. 2023 Annual Report	Page 21

In December 2022, the Company sold a royalty interest on La Encantada to Metalla Royalty and Streaming Limited ("Metalla"). Under the terms of the agreement, the Company is required to pay a 100% gross value royalty on the first 1,000 ounces of gold produced annually from the La Encantada property. For the year ended December 31, 2023, the Company incurred $0.5 million (December 31, 2022 - $nil) in royalty payments from gold production at La Encantada.

A total of 3,067 metres of underground development and 3,812 metres of exploration drilling were completed in 2023 compared to 2,555 metres of underground development and 10,020 metres of exploration drilling in the prior year. Total exploration costs for the year were $1.5 million compared to $2.3 million in the prior year driven by the decrease in drilling metres as exploration drilling at La Encantada was temporarily suspended in the third and fourth quarter as a water conservation measure.
2023 Q4 vs. 2023 Q3
During the fourth quarter, La Encantada produced 521,424 AgEq ounces consisting of 516,141 ounces of silver and 61 ounces of gold representing a 9% decrease in silver ounces and a 35% decrease in gold ounces when compared to the prior quarter. The lower production is primarily related to the continued decline in throughput due to reduced water availability, along with lower average silver grades.
The mill processed a total of 203,898 tonnes of ore with an average silver grade and recovery during the quarter of 110 g/t and 71%, respectively, compared to 230,230 tonnes, 109 g/t and 70%, respectively, in the previous quarter. Stope production from the new Beca Zone has contributed 48,811 tonnes with average silver grades of 121 g/t, compared to 74,695 tonnes and 146 g/t, respectively in the third quarter.
Cash cost per AgEq ounce for the quarter was $26.19, representing a 2% increase compared to $25.63 per AgEq ounce in the prior quarter. The increase is primarily due to the 9% decrease in AgEq ounces produced compared to the prior quarter, resulting from the continued lack of available water and lower ore grades.
AISC per AgEq ounce for the quarter was $34.14, representing a 14% increase compared to $29.86 per AgEq ounce in the previous quarter. The increase in AISC per AgEq ounce was primarily due to the increase in cash costs along with additional sustaining capital expenditures related to drilling for additional water sources and improvements to water well infrastructure.

A total of 739 metres of underground development was completed in the fourth quarter compared to 744 metres in the prior quarter. Exploration drilling at La Encantada was temporarily suspended in the third and fourth quarter as a water conservation measure.

First Majestic Silver Corp. 2023 Annual Report	Page 22

Jerritt Canyon Gold Mine, Nevada, United States
The Jerritt Canyon Gold Mine is an underground mining complex located in northern Nevada, United States. Jerritt Canyon was discovered in 1972 and has been in production since 1981 having produced over 9.5 million ounces of gold over its 40-year production history. The operation, which was purchased by the Company on April 30, 2021, has one of only three permitted gold processing plants in Nevada that uses roasting in its treatment of ore. This processing plant has a capacity of 4,000 tpd. On March 20, 2023, the Company temporarily suspended mining activities at Jerritt Canyon to reduce overall costs and refocus mining and exploration plans at the mine. The property consists of a large, underexplored land package consisting of 30,821 hectares (119 square miles). Jerritt Canyon is 100% owned by the Company.

Jerritt Canyon	2023-Q4	2023-Q3	2023-Q2	2023-Q1	2023-YTD	2022-YTD	Change '23 vs '22

Ore processed/tonnes milled	—	—	31,240	146,403	177,643	804,206	(78%)
Average gold grade (g/t)	—	—	4.90	4.03	4.26	3.42	25%
Gold recovery (%)	0%	0%	89%	86%	87%	82%	6%

Production
Gold ounces produced	—	396	4,364	16,341	21,101	72,483	(71%)
Silver equivalent ounces produced	—	32,463	353,168	1,381,452	1,767,083	6,022,118	(71%)

Cost
Cash cost per Au Ounce(1)	$—	$1,478	$4,181	$2,540	$2,862	$2,326	23%
All-In sustaining costs per Au Ounce(1)	$—	$1,730	$4,205	$3,055	$3,265	$2,748	19%
Total production cost per tonne(1)	$—	$—	$577.83	$278.57	$334.39	$205.87	62%

Underground development (m)	—	—	—	2,841	2,841	9,614	(70%)
Exploration drilling (m)	—	—	7,375	6,181	13,556	130,322	(90%)
(1)These measures do not have a standardized meaning under the Company's financial reporting framework and the methods used by the Company to calculate these measures may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 50 to 59 for further details on these measures and a reconciliation of non-GAAP to GAAP measures.

2023 vs. 2022

On March 20, 2023, management made the decision to temporarily suspend all mining activities at Jerritt Canyon effective immediately. Since the acquisition of the Jerritt Canyon Gold Mine in Nevada, the Company focused on increasing underground mining rates to sustainably feed the processing plant at a minimum of 3,000 tpd in order to generate free cash flow. Despite these efforts, mining rates remained below this threshold and cash costs per ounce remained higher than anticipated primarily due to ongoing challenges such as contractor inefficiencies, inflationary pressures, lower than expected head grades and extreme weather events affecting northern Nevada. Going forward, the Company plans to focus on exploration, definition, and expansion of the mineral resources and optimization of mine planning and plant operations. As of April 24, 2023, all activities at the Jerritt Canyon processing plant were suspended. In 2023, Jerritt Canyon produced 21,101 ounces of gold, a decrease of 71% compared to 72,483 gold ounces in 2022 following the temporary suspension of all mining activities.

The mill processed a total of 177,643 tonnes of ore in 2023 compared to 804,206 in the previous year, with an average gold grade of 4.26 g/t, or an increase of 25% compared to 3.42 g/t in 2022. Gold recoveries averaged 87% during the year, compared to 82% in 2022.

During the year, cash cost per Au ounce averaged $2,862 per ounce, a 23% increase compared to $2,326 per ounce in 2022. AISC per Au ounce averaged $3,265 in 2023, a 19% increase compared to $2,748 per ounce in 2022.

One-time standby costs of $13.4 million were incurred year-to-date, primarily related to one-time severance and demobilization costs due to the temporary suspension of mining and processing activities. All contractors are now off site with mining and processing activities suspended. The Company expects to continue to advance certain environmental

First Majestic Silver Corp. 2023 Annual Report	Page 23

management projects and exploration efforts at Jerritt Canyon following positive drill results highlighting the exploration potential of Jerritt Canyon.

A total of 2,841 metres of underground development and 13,556 metres of exploration drilling were completed in 2023 compared to 9,614 metres of underground development and 130,322 metres of exploration drilling in the prior year. Total exploration costs for 2023 were $5.2 million compared to $15.7 million in the prior year. At Jerritt Canyon, approximately 25,000 metres of drilling are planned for 2024.
2023 Q4 vs. 2023 Q3

As of April 24, 2023, all activities at the Jerritt Canyon processing plant were suspended following the Company's previously announced temporary suspension of mining activities on March 20, 2023.

No drilling occurred in the fourth quarter as all underground rigs were demobilized in the third quarter. Exploration activities at Jerritt Canyon consisted of surface mapping and sampling, seismic survey and permitting in support of the planned exploration program for 2024. Surface drilling programs have been deferred to mid-2024 to prioritize drilling targets. At Jerritt Canyon, approximately 25,000 metres of drilling are planned for 2024.

First Majestic Silver Corp. 2023 Annual Report	Page 24

La Parrilla Silver Mine, Durango, México

The La Parrilla Silver Mine, located approximately 65 kilometres southeast of the city of Durango in Durango State, México, is a complex of underground operations consisting of the Rosarios, La Blanca and San Marcos mines which are inter-connected through underground workings, and the Vacas and Quebradillas mines which are connected via above-ground gravel roads. La Parrilla includes a 2,000 tpd sequential processing plant consisting of a 1,000 tpd cyanidation circuit and a 1,000 tpd flotation circuit, metallurgical pilot plant, buildings, offices and associated infrastructure.

Operations at the La Parrilla mine were placed on care and maintenance in September 2019.

On December 7, 2022, the Company announced that it had entered into an asset purchase agreement with Silver Storm Mining Ltd. (formerly Golden Tag Resources Ltd.) ("Silver Storm") to sell the La Parrilla Silver Mine for total consideration of up to $33.5 million, consisting of 143,673,684 common shares of Silver Storm at a deemed price of $0.16 per share, having an aggregate value as of the date of the sale agreement of $20 million, and up to $13.5 million in contingent consideration, in the form of three milestone payments payable in either cash or Silver Storm shares, out of which $2.7 million is payable no later than 18 months following the closing date.

As of December 31, 2022, the sale was considered highly probable; therefore, the assets of La Parrilla were classified as assets held for sale and presented separately under current assets. Immediately prior to the classification to assets held for sale, the carrying amount of La Parrilla was remeasured to its recoverable amount, being its fair value less costs of disposal ("FVLCD"), based on the $20 million initial payment, and the first milestone payment of $2.7 million.

During the three months ended June 30, 2023, the Company recorded an additional write down on asset held-for-sale related to La Parrilla of $7.2 million, based on the change in value of Silver Storm's common shares at the end of the reporting period. The recoverable amount of La Parrilla, being its FVLCD, was $14.9 million, net of estimated transaction costs, based on the expected proceeds from the sale.

On August 14, 2023, the Company completed the sale of La Parrilla to Silver Storm and received total consideration of $13.3 million net of transaction costs. Based on the price of Silver Storm's common shares at the time of closing the transaction, the Company has recorded a loss on disposition of $1.6 million. In addition, First Majestic participated in Silver Storm's offering of subscription receipts (the "Subscription Receipts") and purchased 18,009,000 Subscription Receipts at a price of CAD$0.20 per Subscription Receipt which, in accordance with their terms, have now converted into 18,009,000 Silver Storm common shares and 9,004,500 common share purchase warrants (the "Warrants"). Each Warrant is exercisable for one additional Silver Storm common share until August 14, 2026, at a price of CAD$0.34. The Company began accounting for the shares received from Silver Storm as an equity security at fair value through other comprehensive income ("FVTOCI").

La Guitarra Silver Mine, Mexico State, Mexico

The La Guitarra Silver Mine is located in the Temascaltepec Mining District in the State of México, México, approximately 130 kilometres southwest from México City.

The La Guitarra milling and mining operations were placed under care and maintenance in August 2018.

On May 24, 2022, the Company announced that it had entered into a share purchase agreement with Sierra Madre Gold and Silver Ltd. ("Sierra Madre"), to sell the Company's subsidiary La Guitarra Compañia Minera S.A. de C.V. ("La Guitarra"), which owned the La Guitarra Silver Mine, to Sierra Madre for total consideration of approximately $35 million, consisting of 69,063,076 Sierra Madre common shares at a deemed price of $0.51 per share.

On June 30, 2022, the sale was considered highly probable; therefore, the assets and liabilities of La Guitarra were classified as assets and liabilities held for sale and presented separately under current assets and current liabilities, respectively. Immediately prior to the classification to assets and liabilities held for sale, the carrying amount of La Guitarra was remeasured to its recoverable amount, being its FVLCD, based on the expected proceeds from the sale. At December 31, 2022, the sale continued to be considered highly probable; therefore the assets and liabilities were presented as assets and liabilities held for sale and presented separately under current assets and current liabilities. During 2022, the Company recorded a reversal of impairment loss related to the La Guitarra assets of $12.3 million based on the recoverable amount implied by the share purchase agreement.

On March 29, 2023, the Company completed the sale of La Guitarra to Sierra Madre and received total consideration of $33.2 million net of transaction costs (paid in common shares of Sierra Madre), before working capital adjustments. Based

First Majestic Silver Corp. 2023 Annual Report	Page 25

on the carrying value of the asset at the time of disposal of $34.3 million, and the working capital adjustment of $0.2 million, the Company has recorded a loss on disposition of $1.4 million. The Company began accounting for the common shares received from Sierra Madre as an equity security at FVTOCI.

Del Toro Silver Mine, Zacatecas, Mexico

The Del Toro Silver Mine is located 60 kilometres to the southeast of the La Parrilla mine and consists of 3,815 hectares of mining concessions and 219 hectares of surface rights. The Del Toro operation represents the consolidation of three historical silver mines, the Perseverancia, San Juan and Dolores mines, which are approximately one and three kilometres apart, respectively. Del Toro includes a 2,000 tpd flotation circuit and a 2,000 tpd cyanidation circuit. First Majestic owns 100% of the Del Toro Silver Mine.

Operations at the Del Toro mine have been on care and maintenance since January 2020.

San Martin Silver Mine, Jalisco, Mexico

The San Martin Silver Mine is an underground mine located near the town of San Martin de Bolaños in the Bolaños river valley, in the northern portion of the State of Jalisco, México. San Martin has 33 contiguous mining concessions in the San Martin de Bolaños mining district covering mineral rights for 12,795 hectares, plus an application of a new mining concession covering 24,723 hectares to be granted. In addition, the mine includes 160 hectares of surface land where the processing plant, camp, office facilities, maintenance shops, and tailings dams are located, and an additional 640 hectares of surface rights. The 1,300 tpd mill and processing plant consists of crushing, grinding and conventional cyanidation by agitation in tanks and a Merrill-Crowe doré production system. The mine can be accessed via small plane, 150 kilometres from Durango, or 250 kilometres by paved road north of Guadalajara, Jalisco. The San Martin Silver Mine is 100% owned by the Company.

In July 2019, the Company suspended all mining and processing activities at the San Martin operation due to growing insecurity in the area. Increasing violence and safety concerns resulted in the Company removing all of its remaining employees from the area in 2021 and the mine and plant have been occupied and are currently under the de facto control of an organized criminal group. Due to this situation, the Company has been unable to carry out proper care and maintenance of the mine and plant and tailings storage facilities and the Company has limited information as to the current state of repair at the mine, including the tailings storage facility. The Company has repeatedly requested all applicable governmental authorities to take action to secure the area but, to date, the Mexican government has failed to take any such action and the Company's own efforts have been unsuccessful. The Company is continuing its efforts to work with governmental authorities to take action to secure the area, although it is not known when that might, if ever, occur.

Springpole Silver Stream, Ontario, Canada

In July 2020, the Company completed an agreement with First Mining Gold Corp. (“First Mining”) to purchase 50% of the life of mine payable silver produced from the Springpole Gold Project ("Springpole Silver Stream"), a development stage mining project located in Ontario, Canada. First Majestic agreed to pay First Mining consideration of $22.5 million in cash and shares, in three milestone payments, for the right to purchase silver at a price of 33% of the silver spot price per ounce, to a maximum of $7.50 per ounce (subject to annual inflation escalation of 2%, commencing at the start of the third anniversary of production). Commencing with its production of silver, First Mining must deliver 50% of the payable silver which it receives from the offtaker within five business days of the end of each quarter.

The transaction consideration paid and payable by First Majestic is summarized as follows:

•The first payment of $10.0 million, consisting of $2.5 million in cash and $7.5 million in First Majestic common shares (805,698 common shares), was paid to First Mining on July 2, 2020;
•The second payment of $7.5 million, consisting of $3.75 million in cash and $3.75 million in First Majestic common shares (287,300 common shares), was paid on January 21, 2021 upon the completion and public announcement by First Mining of the results of a Pre-Feasibility Study for Springpole; and
•The third payment, consisting of $2.5 million in cash and $2.5 million in First Majestic common shares (based on a 20 day volume weighted average price), will be paid upon receipt by First Mining of a Federal or Provincial Environmental Assessment approval for Springpole, which has not yet been received.

First Majestic Silver Corp. 2023 Annual Report	Page 26

In connection with the streaming agreement, First Mining also granted First Majestic 30.0 million common share purchase warrants of First Mining (the "First Mining Warrants"), each of which will entitle the Company to purchase one common share of First Mining at CAD$0.40 over a period of five years. As a result of the distribution by First Mining of shares and warrants of Treasury Metals Inc. that was completed by First Mining on July 15, 2021, pursuant to the adjustment provisions of the First Mining Warrants, the exercise price of these warrants was reduced from $0.40 to $0.37, and the number of these warrants was increased from 30.0 million to 32.1 million. The fair value of the warrants was measured at $5.7 million using the Black-Scholes option pricing model.

First Mining has the right to repurchase 50% of the silver stream for $22.5 million at any time prior to the commencement of production at Springpole, and if such a repurchase takes place, the Company will be left with a reduced silver stream of 25% of life of mine payable silver production from Springpole.

Springpole is one of Canada’s largest, undeveloped gold projects with permitting underway. In January 2021, First Mining announced results of its Pre-Feasibility Study (“PFS”) which supports a 30,000 tpd open pit mining operation over an 11-year mine life. First Mining announced resources of 24.3 million ounces of silver in the Indicated category and 1.4 million ounces of silver in the Inferred category, plus 4.6 million ounces of gold in the Indicated category and 0.3 million ounces of gold in the Inferred category. A draft Environmental Impact Statement for Springpole was published in June 2022, and the Federal and Provincial Environment Assessment processes for the project are in progress.

The Springpole Project also includes large land holdings of 41,913 hectares which are fully encompassed under the silver streaming agreement.

Keith Neumeyer, our President & Chief Executive Officer, and Raymond Polman, a director of the Company, are each directors of First Mining and accordingly may be considered to have a conflict of interest with respect to First Mining and the Springpole Silver Stream Agreement.

First Majestic Silver Corp. 2023 Annual Report	Page 27

OVERVIEW OF FINANCIAL PERFORMANCE
For the years ended December 31, 2023, 2022 and 2021 (in thousands of dollars, except for per share amounts):

	Annual	Annual	Annual	Variance %
	2023	2022	2021	23 vs '22

Revenues	$573,801	$624,221	$584,117	(8%)	(1)
Mine operating costs
Cost of sales	410,057	471,687	366,085	(13%)	(2)
Cost of sales - standby costs	13,438	—	—	100%	(2)
Depletion, depreciation and amortization	124,664	135,782	116,613	(8%)	(3)
	548,159	607,469	482,698	(10%)

Mine operating earnings	25,642	16,752	101,419	53%

General and administrative	38,709	36,372	27,063	6%	(4)
Share-based payments	13,177	13,958	12,290	(6%)
Mine holding costs	22,088	11,930	12,056	85%	(5)
Write down on asset held-for-sale	7,229	—	—	100%	(6)
Acquisition costs	—	—	1,973	0%
Restructuring costs	6,883	—	—	100%	(7)
Impairment (reversal of impairment) of non-current asset	125,200	(2,651)	—	NM	(8)
Loss (gain) on sale of mining interest	3,024	(4,301)	—	(170%)	(9)
Foreign exchange (gain) loss	(11,884)	637	(1,165)	NM
Operating (loss) earnings	(178,784)	(39,193)	49,202	NM
Investment and other income (loss)	9,149	(1,888)	(2,948)	NM	(10)
Finance costs	(26,280)	(20,323)	(21,004)	29%	(11)
Loss before income taxes	(195,915)	(61,404)	25,250	NM
Current income tax expense	14,005	56,250	49,283	(75%)
Deferred income tax recovery	(74,808)	(3,378)	(19,110)	NM
Income tax (recovery) expense	(60,803)	52,872	30,173	NM	(12)
Net loss for the year	($135,112)	($114,276)	($4,923)	(18%)	(13)

Loss per common share
Basic and diluted	($0.48)	($0.43)	($0.02)	(10%)	(13)

NM - Not meaningful
1.Revenues in the year ended December 31, 2023 decreased $50.4 million or 8% compared to the previous year, primarily attributed to:
•a 10% decrease in the total number of payable AgEq ounces sold compared to the prior year which resulted in a decrease in revenues of $69.0 million. This was primarily due to the temporary suspension of mining activities at Jerritt Canyon in 2023 and lower production at San Dimas and La Encantada.
Partially offset by:
•a 4% increase in payable AgEq ounces produced at Santa Elena; and
•a 4% increase in realized silver price per ounce sold, which averaged $23.29 compared to $22.49 in the prior year. This resulted in an $18.5 million increase in revenue compared to the prior year.
2.Cost of sales in the year decreased $48.2 million or 10% compared to the previous year as a result of the following factors:

First Majestic Silver Corp. 2023 Annual Report	Page 28

•a $63.3 million decrease in labour, consumables, energy and maintenance costs during the quarter along with other costs including insurance, lab work, and service costs, primarily due to the temporary suspension of operations at the Jerritt Canyon Mine during the first quarter of 2023.
Partially offset by:
•a $13.4 million increase in one-time standby costs primarily related to one-time severance and demobilization costs following the temporary suspension of mining activities at Jerritt Canyon;
•a $1.8 million increase in environmental duties and royalties due to the increased production at Ermitaño which resulted in increased royalties paid;
•a $1.6 million increase due to changes in inventory expense compared to the prior year;
•a $1.6 million increase in worker participation costs in Mexico; and
•a stronger Mexican Peso against the U.S. dollar, which averaged 12% higher compared to the same period of 2022.
3.Depletion, depreciation and amortization in the year decreased $11.1 million or 8% compared to the prior year primarily as a result of a $30.3 million decrease related to lower depletion at Jerritt Canyon due to the temporary suspension of mining activities.
Partially offset by:
•a $19.1 million increase in depletion and depreciation from the Mexican operations primarily due to an increase in throughput at San Dimas and Santa Elena in addition to a higher depletable base.
4.General and administrative expense in the year increased $2.3 million or 6% compared to the prior year, primarily attributed to higher severance costs related to restructuring efforts to optimize the workforce during the year along with higher audit, legal and professional fees related to the Company's two ongoing NAFTA cases.
5.Mine holding costs increased by $10.2 million compared to the prior year, primarily related to the temporary suspension of Jerritt Canyon and care and maintenance activities at Santa Elena. This was partially offset by lower holding costs due to the sale of La Guitarra and La Parrilla in the first and third quarters of 2023, respectively.
6.Write down on asset held-for-sale increased by $7.2 million compared to the prior year as the Company recorded an additional write down related to La Parrilla based on the change in value of Silver Storm's shares at the end of the second quarter.
7.Restructuring costs for the year totalled $6.9 million as the Company continued to focus on optimizing its workforce during the third and fourth quarters primarily at San Dimas, as well as the Durango regional office and Santa Elena.
8.Impairment of $125.2 million on the Jerritt Canyon mine due to the temporary suspension of mining operations was recorded during the year. This was compared to 2022 where the Company recorded a reversal of impairment of $12.3 million for La Guitarra, offset by a $9.6 million impairment related to La Parrilla, based on the recoverable amount, being its fair value less cost of disposal.
9.Loss on sale of mining interest for the year increased by $7.3 million compared to the prior year, following the sale of La Guitarra and La Parrilla to Sierra Madre and Silver Storm, respectively. The sale of La Guitarra was completed on March 29, 2023, and the Company received $33.2 million in consideration net of transaction costs, before working capital adjustments, representing the value of the Sierra Madre shares received. Based on the carrying value of the asset at the time of disposal of $34.3 million, and the working capital adjustment of $0.2 million, along with changes in the foreign exchange rate between the time the asset was classified as held-for-sale and the closing date, the Company recorded a loss on disposition of $1.4 million. The sale of La Parrilla was completed on August 14, 2023, and the Company received $13.3 million in consideration net of transaction costs. Based on the carrying value of the asset of $14.9 million, and the price of Silver Storm's shares at the time of disposal, the Company has recorded a loss on disposition of $1.6 million. This is compared to 2022 in which the Company recorded a gain of $4.3 million on the sale of a portfolio of royalty interests to Metalla, for total consideration of 4,168,056 Metalla shares with a fair value of $21.5 million based on a share price of $5.16 on the date of closing.
10.Investment and other income for the year totalled $9.2 million compared to the prior year's loss of $1.9 million. The increase in other income is primarily due to an unrealized gain on silver futures of $4.3 million, compared to a loss of $0.4 million in the prior year, interest income of $6.5 million, compared to $2.4 million in the prior year, as well as an unrealized loss on marketable securities of $1.6 million, compared to a loss of $3.9 million in the prior year.
11.Finance costs for the year increased by $6.0 million compared to the prior year due to an increase in interest expense as a result of higher interest rates on the Company's revolving credit facility and additional interest from the issuance

First Majestic Silver Corp. 2023 Annual Report	Page 29

of surety bonds during the year. Additionally, there was an increase in the accretion expense for decommissioning liabilities of $2.2 million resulting from changes in the asset retirement obligations.
12.During the year ended December 31, 2023, the Company recorded an income tax recovery of $60.8 million, compared to an income tax expense of $52.9 million in 2022. The income tax recovery in 2023 was primarily driven by an impairment on non-current assets during the first quarter of 2023, along with foreign exchange and inflationary adjustments. The income tax expense in 2022 was primarily driven by the one-time payment Corporación First Majestic S.A. de C.V. ("CFM") made of approximately $21.3 million and surrendering of certain tax loss carry forwards resulting in a non-cash deferred tax expense of $54.0 million in the second quarter of 2022.
13.As a result of the foregoing, net loss for the year ended December 31, 2023 was $135.1 million (EPS of ($0.48)), compared to the net loss of $114.3 million (EPS of ($0.43)) in the prior year.

First Majestic Silver Corp. 2023 Annual Report	Page 30

For the quarters ended December 31, 2023 and 2022 (in thousands of dollars, except for per share amounts):

	Fourth Quarter	Fourth Quarter
	2023	2022	Variance %

Revenues	$136,946	$148,189	(8%)	(1)
Mine operating costs
Cost of sales	89,395	126,148	(29%)	(2)
Depletion, depreciation and amortization	29,650	35,307	(16%)	(3)
	119,045	161,455	(26%)

Mine operating earnings (loss)	17,901	(13,266)	NM

General and administrative expenses	8,149	8,165	0%
Share-based payments	2,466	2,845	(13%)
Mine holding costs	7,338	2,645	177%	(4)
Restructuring costs	455	—	100%	(5)
Impairment of non-current assets	—	4,934	(100%)	(6)
Gain on sale of mining interest	—	(4,301)	(100%)	(7)
Foreign exchange gain	(2,931)	(2,716)	8%
Operating earnings (loss)	2,424	(24,838)	110%
Investment and other income (loss)	1,005	(962)	NM	(8)
Finance costs	(6,592)	(5,662)	16%	(9)
Loss before income taxes	(3,163)	(31,462)	90%
Current income tax expense	8,770	5,038	74%
Deferred income tax recovery	(22,164)	(19,681)	13%
Income tax recovery	(13,394)	(14,643)	9%	(10)
Net earnings (loss) for the period	$10,231	($16,819)	161%	(11)

Earnings (loss) per share (basic and diluted)	$0.04	($0.06)	157%	(11)

NM - Not meaningful

1.Revenues in the quarter decreased $11.2 million compared to the same quarter of the prior year primarily attributed to:
•an 11% decrease in the total number of payable AgEq ounces sold compared to the fourth quarter of 2022 which resulted in a decrease in revenues of $15.7 million. This was primarily due to the temporary suspension of mining activities at Jerritt Canyon in 2023 and slightly lower production at San Dimas and La Encantada.
Partially offset by:
•a 29% increase in payable AgEq ounces produced at Santa Elena; and
•a 4% increase in the average realized silver price, which was $24.16 per ounce during the quarter, compared to $23.24 per ounce in the fourth quarter of 2022. This resulted in a $4.6 million increase in revenue compared to the same quarter of the prior year.
2.Cost of sales in the quarter decreased $36.8 million compared to the same quarter of the prior year primarily due to:
•a $34.4 million decrease in labour, consumables, energy, other costs including insurance, lab work, and maintenance costs during the quarter primarily due to the temporary suspension of mining activities at Jerritt Canyon during the first quarter of 2023;
•a $3.0 million decrease in change in inventory expense compared to the same quarter of 2022; and
•a $2.7 million decease in worker participation costs in Mexico.

First Majestic Silver Corp. 2023 Annual Report	Page 31

Partially offset by:
•a $1.1 million increase in environmental duties and royalties due to the increased production at Ermitaño which resulted in increased royalties paid;
•an inventory write-down of $0.7 million at La Encantada related to higher costs due to lower grades, recoveries and throughput; and
•a stronger Mexican Peso against the U.S. dollar, which averaged 11% higher compared to the same period of 2022.
3. Depletion, depreciation and amortization in the quarter decreased $5.7 million compared to the same quarter of the previous year, primarily as a result of:
•a decrease of $10.3 million related to lower depletion at Jerritt Canyon following the temporary suspension in the first quarter of 2023.
Partially offset by:
•an increase in depletion of $4.4 million related to the increase in production from Santa Elena and an increase in depletable assets following the reclassification from non-depletable to depletable mineral interest in the first quarter of 2023.
4. Mine holding costs increased by $4.7 million compared to the same quarter of 2022, primarily related to the temporary suspension of Jerritt Canyon. This was partially offset by lower holding costs due to the sale of La Guitarra and La Parrilla in the first and third quarters of 2023, respectively.
5. Restructuring Costs for the quarter totalled $0.5 million as the Company continues to focus on optimizing its workforce at San Dimas.
6. Impairment of non-current assets for the quarter decreased by $4.9 million compared to the same quarter of 2022, primarily due to the announcement of the sale of the La Guitarra and the La Parrilla mines in Mexico in 2022. During the fourth quarter of 2022, the Company recorded a reversal of impairment loss related to the La Guitarra mine of $4.7 million, along with a $9.6 million impairment loss related to La Parrilla, based on the recoverable amount implied by the purchase agreements. The sale of both of these assets were completed in 2023.
7. Gain on sale of mining interest for the quarter decreased by $4.3 million compared to the fourth quarter of the prior year. This was due to the sale of a portfolio of royalty interests to Metalla in the fourth quarter of 2022. The royalty interests were sold for a total consideration of 4,168,056 Metalla shares with a fair value of $21.5 million based on a share price of $5.16 on the date of closing.
8. Investment and other income for the quarter increased by $2.0 million compared to the fourth quarter of the prior year, primarily due to a loss from investment in silver future derivatives of $0.5 million, compared to a loss of $3.6 million in the same quarter of the prior year. This was partially offset by interest income of $1.6 million, compared to $2.2 million in the same quarter of the prior year.
9. Finance costs in the quarter increased by $0.9 million compared to the fourth quarter of the prior year due to an increase in the accretion expense for decommissioning liabilities resulting from changes in the asset retirement obligation. Additionally, there was an increase in interest expense as a result of higher interest rates on the Company's revolving credit facility along with additional interest from the surety bonds issued during the third quarter of 2023.
10. During the quarter, the Company recorded an income tax recovery of $13.4 million compared to a recovery of $14.6 million in the fourth quarter of 2022. The decrease in income tax recovery was primarily due to an increase in current income tax expense of $3.7 million resulting from higher earnings at its Mexican operations. This was partially offset by an increase in deferred income tax recovery of $2.5 million.
11. As a result of the foregoing, net earnings for the quarter was $10.2 million (EPS of $0.04) compared to a net loss of $16.8 million (EPS of ($0.06)) in the same quarter of the prior year.

First Majestic Silver Corp. 2023 Annual Report	Page 32

SUMMARY OF QUARTERLY RESULTS

The following table presents selected financial information for each of the most recent eight quarters:

	2023				2022
Selected Financial Information	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	$136,946	$133,211	$146,692	$156,952	$148,189	$159,751	$159,443	$156,838
Cost of sales	$89,395	$92,187	$104,607	$123,868	$126,148	$120,707	$113,619	$111,213
Depletion, depreciation and amortization	$29,650	$27,998	$32,587	$34,429	$35,307	$35,707	$34,212	$30,556
Mine operating earnings (loss)	$17,901	$13,026	$1,138	($6,423)	($13,266)	$3,337	$11,612	$15,069
Net earnings (loss) after tax	$10,231	($27,149)	($17,534)	($100,660)	($16,819)	($20,692)	($84,050)	$7,285
Earnings (loss) per share - basic	$0.04	($0.09)	($0.06)	($0.37)	($0.06)	($0.08)	($0.32)	$0.03
Earnings (loss) per share - diluted	$0.04	($0.09)	($0.06)	($0.37)	($0.06)	($0.08)	($0.32)	$0.03

During the fourth quarter of 2023, mine operating earnings was $17.9 million compared to earnings of $13.0 million in the previous quarter. The increase in mine operating earnings was primarily due to an increase in operating earnings at Santa Elena of $8.0 million representing a 41% increase compared to the third quarter. The increase in operating earnings at Santa Elena was attributable to stronger metal recoveries and grades from Ermitaño which allowed the mine to achieve a new quarterly production record and increase revenues by 17%.

The net earnings for the quarter was $10.2 million compared to a net loss of $27.1 million in the prior quarter. The increase in earnings is primarily attributed to an income tax recovery of $13.4 million, compared to an expense of $3.6 million in the prior quarter. Additionally, there was a decrease in restructuring costs of $6.0 million compared to the prior quarter due to workforce optimization efforts in the third quarter of 2023, and a decrease in general and administrative expenses of $2.3 million.

LIQUIDITY, CAPITAL RESOURCES AND CONTRACTUAL OBLIGATIONS

Liquidity

As at December 31, 2023, the Company had cash and cash equivalents of $125.6 million, comprised primarily of cash held with reputable financial institutions and is invested in cash accounts and in highly liquid short-term investments with maturities of three months or less. With the exception of $1.9 million held in-trust for tax audits in Mexico, the Company's cash and cash equivalents are not exposed to liquidity risk and there are no restrictions on the ability of the Company to use these funds to meet its obligations. On August 3, 2023, the Company filed and obtained a receipt for a final short form base shelf prospectus in each province of Canada (other than Quebec), and a registration statement on Form F-10 in the United States, which will allow the Company to undertake offerings (including by way of "at-the-market distributions") under one or more prospectus supplements of various securities listed in the shelf prospectus, up to an aggregate total of $500.0 million, over a 25-month period commencing as of the filing date of the base shelf prospectus.
Working capital as at December 31, 2023 was $188.9 million compared to $202.9 million at December 31, 2022. Total available liquidity at December 31, 2023 was $313.6 million, including working capital of $188.9 compared to $277.9 million at December 31, 2022. The Company has $124.6 million of undrawn revolving credit facility compared to $75.0 million at December 31, 2022.

First Majestic Silver Corp. 2023 Annual Report	Page 33

The following table summarizes the Company's cash flow activity during the year:

	Year Ended December 31,
	2023	2022
Cash flow
Cash generated by operating activities	$55,614	$18,988
Cash used in investing activities	(153,999)	(213,797)
Cash provided by financing activities	64,649	113,886
Decrease in cash and cash equivalents	($33,736)	($80,923)
Effect of exchange rate on cash and cash equivalents held in foreign currencies	2,660	(346)
Cash and cash equivalent reclassified as held for sale	—	(5,219)
Change in cash and cash equivalents classified as held for sale	5,219	—
Cash and cash equivalents, beginning of the year	151,438	237,926
Cash and cash equivalents, end of year	$125,581	$151,438

The Company’s cash flows from operating, investing and financing activities during the year ended December 31, 2023 are summarized as follows:
•Cash generated by operating activities of $55.6 million, primarily due to:
•$99.2 million in cash flows from operating activities before movements in working capital and taxes;
net of:
•$24.7 million in income taxes paid during the period; and
•$18.9 million net change in non-cash working capital items during the period, including a $7.8 million increase in value added tax ("VAT") receivables, a $6.2 million decrease in trade payable, a $3.1 million increase in prepaid expenses, a $1.5 million increase in trade and other receivables, a $0.5 million increase in inventories, a $0.5 million increase in income taxes payable, and a $0.4 million increase in restricted cash.

•Cash used in investing activities of $154.0 million, primarily related to:
•$114.0 million spent on mine development and exploration activities;
•$32.0 million spent on purchase of property, plant and equipment;
•$5.4 million disposal of cash that was held for sale as part of the disposition of La Guitarra;
•$1.4 million spent on deposits on non-current assets;
•$2.5 million spent on purchasing marketable securities;
net of:
•$1.3 million of proceeds from the disposals of marketable securities.
•Cash provided by financing activities of $64.6 million, primarily consists of the following:
•$92.1 million of net proceeds from the issuance of shares through the ATM program;
•$2.1 million of net proceeds from the exercise of stock options;
net of:
•$15.2 million for repayment of lease obligations;
•$8.5 million payment of financing costs; and
•$5.9 million for the payment of dividends during the period.

First Majestic Silver Corp. 2023 Annual Report	Page 34

During the year ended December 31, 2023, the Company received $56.5 million (954.0 million MXN) related to value added tax filings ("VAT"). In connection with the tax ruling relating to Primero Empresa Minera, S.A. de C.V. ("PEM"), the Servicio de Administracion Tributaria's (the "SAT"), the Mexican tax authority, has frozen a PEM bank account which contains approximately $107.2 million as security for certain tax re-assessments that are currently being disputed by PEM, and this amount is reflected in the Company’s restricted cash accounts. This balance consists of VAT refunds that are owed to PEM and that are currently being withheld from PEM due to the freezing of the bank account into which the SAT is depositing these refunds. The Company does not agree with the SAT's position regarding its tax re-assessments and is challenging the freezing of the bank account, and the failure to provide access to the VAT refunds in such bank account, through various legal actions, both domestically in Mexico and internationally through the NAFTA arbitration process.

During the year, the Company received total funds of $28.7 million which was previously classified as restricted cash. These funds related to an interest-bearing account previously held with AIG (the "Commutation Account"). The Commutation Account principal plus interest earned on the principal was used to fund ongoing reclamation and mine closure activities. The Company elected to extinguish all rights under the policy releasing AIG from reclamation cost and financial assurance liabilities by replacing the policy with surety bonds on June 28, 2023.

Reconciliation on Use of Proceeds from ATM Programs
At-the-Market Distributions ("ATM") Programs
During the year ended December 31, 2023, the Company sold 13,919,634 common shares under the ATM programs at an average price of $6.79 per common share for gross proceeds of $94.5 million, or net proceeds of $92.1 million after costs. The use of proceeds from the amount raised in the current year is reconciled as follows:

Gross Proceeds:	$94,524

Use of Proceeds:
Exploration	32,158
Expansionary development	35,767
Sustaining development	24,167
Offering expenses	2,432
$94,524

Capital Resources

The Company’s objective when managing capital is to maintain financial flexibility to continue as a going concern while optimizing growth and maximizing returns of investments from shareholders.

The Company continually monitors its capital structure and, based on changes in operations and economic conditions, may from time to time adjust the structure by repurchasing shares, issuing new shares, issuing new debt or retiring existing debt. The Company prepares an annual budget and quarterly forecasts to facilitate the management of its capital requirements. The annual budget is approved by the Company’s Board of Directors.

The Company is not subject to any externally imposed capital requirements with the exception of complying with banking covenants defined in its debt facilities. As at December 31, 2023 and December 31, 2022, the Company was fully in compliance with these covenants.

First Majestic Silver Corp. 2023 Annual Report	Page 35

Contractual Obligations and Commitments

As at December 31, 2023, the Company’s contractual obligations and commitments are summarized as follows:

	Contractual Cash Flows	Less than 1 year	2 to 3 years	4 to 5 years	After 5 years
Trade and other payables	$94,413	$94,413	$—	$—	$—
Debt facilities	258,264	3,104	25,088	230,072	—
Lease liabilities	40,572	17,465	18,624	3,805	678
Other liabilities	5,592	—	394	5,198	—
Purchase obligations and commitments	172	172	—	—	—
	$399,013	$115,154	$44,106	$239,075	$678

At December 31, 2023, the Company had working capital of $188.9 million (December 2022 - $202.9 million) and total available liquidity of $313.6 million (December 2022 - $277.9 million), including $124.6 million (December 2022 - $75.0 million) of undrawn revolving credit facility.

The Company believes it has sufficient cash on hand, combined with cash flows from operations, to meet operating requirements as they arise for at least the next 12 months.

MANAGEMENT OF RISKS AND UNCERTAINTIES

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors. Some of these risks and uncertainties are detailed below. For a comprehensive list of the Company's risks and uncertainties, see the Company's most recent AIF under the heading "Risk Factors". The AIF is available under our SEDAR+ profile at www.sedarplus.ca, and on EDGAR as an exhibit to Form 40-F.

Credit Risk

Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company’s credit risk relates primarily to chartered banks, trade receivables in the ordinary course of business, value added taxes receivable and other receivables.

As at December 31, 2023, net VAT receivable was $52.7 million (December 31, 2022 - $44.9 million), of which $27.5 million (December 31, 2022 - $21.6 million) relates to Minera La Encantada S.A. de C.V. ("MLE") and $29.0 million (December 31, 2022 - $17.7 million) relates to PEM, offset by VAT payable balances.

The Company sells and receives payment upon delivery of its silver doré and by-products primarily through three international customers. All of the Company's customers have good ratings and payments of receivables are scheduled, routine and fully received within 60 days of submission; therefore, the balance of trade receivables owed to the Company in the ordinary course of business is not significant.

The carrying amount of financial assets recorded in the consolidated financial statements represents the Company’s maximum exposure to credit risk. With the exception to the above, the Company believes it is not exposed to significant credit risk.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company manages liquidity risk by monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities. Cash flow forecasting is performed regularly to ensure that there is sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and our holdings of cash and cash equivalents.

First Majestic Silver Corp. 2023 Annual Report	Page 36

Indebtedness

As of December 31, 2023, the Company's total consolidated indebtedness was $352.9 million, $20.4 million of which was secured indebtedness.

The Company may be required to use a portion of its cash flow to service principal and interest owing thereunder, which will limit the cash flow available for other business opportunities. The Company may in the future determine to borrow additional funds from lenders. For further details regarding this risk, see the section in the AIF entitled “Risk Factors – Financial Risks – Indebtedness”.

Currency Risk

The Company is exposed to foreign exchange risk primarily relating to financial instruments that are denominated in Canadian dollars or Mexican pesos, which would impact the Company’s net earnings or loss. To manage foreign exchange risk, the Company may occasionally enter into short-term foreign currency derivatives, such as forwards and options, to hedge its cash flows.

The sensitivity of the Company’s net earnings or loss and comprehensive income or loss due to changes in the exchange rates of the Canadian Dollar and the Mexican Peso against the U.S. Dollar is included in the table below:

	December 31, 2023
	Cash and cash equivalents	Restricted cash	Value added taxes receivable	Other financial assets	Trade and other payables	Net assets (liabilities) exposure	Effect of +/- 10% change in currency
Canadian Dollar	$11,645	$—	$—	$1,565	($4,009)	$9,201	$920
Mexican Peso	6,380	107,165	52,737	—	(61,936)	104,346	10,435
	$18,025	$107,165	$52,737	$1,565	($65,945)	$113,547	$11,355

Commodity Price Risk

The Company is exposed to commodity price risk on silver and gold, which have a direct and immediate impact on the value of its related financial instruments, non-financial items and net earnings. The Company’s revenues are directly dependent on commodity prices that have shown volatility and are beyond the Company’s control. The Company does not use long-term derivative instruments to hedge its commodity price risk to silver or gold.

The following table summarizes the Company’s exposure to commodity price risk and their impact on net earnings:

		December 31, 2023
	Effect of +/- 10% change in metal prices
	Silver	Gold	Total
Metals in doré inventory	$1,604	$523	$2,127
	$1,604	$523	$2,127

Interest Rate Risk
The Company is exposed to interest rate risk on its short-term investments, debt facilities and lease liabilities. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. The Company’s interest-bearing financial assets comprise of cash and cash equivalents which bear interest at a mixture of variable and fixed rates for pre-set periods of time.

As at December 31, 2023, the Company’s exposure to interest rate risk on interest bearing liabilities is limited to its debt facilities and lease liabilities. Based on the Company’s interest rate exposure at December 31, 2023, a change of 25 basis points increase or decrease of market interest rate does not have a significant impact on net earnings or loss.

First Majestic Silver Corp. 2023 Annual Report	Page 37

Political and Country Risk

First Majestic currently conducts foreign operations in Mexico and the United States, and as such the Company’s operations are exposed to various levels of political and economic risks by factors outside of the Company’s control. These potential factors include, but are not limited to: royalty and tax increases or claims by governmental bodies, the ongoing hostilities in Ukraine and the Middle East, expropriation or nationalization, foreign exchange controls, high rates of inflation, fluctuations in foreign currency exchange rates, import and export tariffs and regulations, lawlessness, cancellation or renegotiation of contracts and environmental and permitting regulations, illegal mining operations by third parties on the Company's properties, labour unrest and surface access issues. The Company currently has no political risk insurance coverage against these risks.

The Company is unable to determine the impact of these risks on its future financial position or results of operations. Changes, if any, in mining or investment policies or shifts in political attitude in foreign countries may substantively affect the Company’s exploration, development and production activities.

Uncertainty in the Estimation of Mineral Resources and Mineral Reserves, and Metal Recoveries

There is a degree of uncertainty attributable to the estimation of Mineral Resources and Mineral Reserves (as defined in the Canadian Institute of Mining's Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines and included by reference in the Canadian Securities Administrators' National Instrument 43-101). Until Mineral Reserves or Mineral Resources are actually mined, extracted and processed, the quantity of minerals and their grades must be considered estimates only. In addition, the quantity of Mineral Reserves and Mineral Resources may vary depending on, among other things, applicable metal prices, exchange rates assumptions used, underground stability conditions, the ability to maintain constant underground access to all working areas, geological variability, mining methods assumptions used and operating cost escalation. Any material change in the quantity of Mineral Reserves, Mineral Resources, grade or dimensions of the geological structures may affect the economic viability of some or all of the Company’s mineral properties and may have a material adverse effect on the Company's operational results and financial condition. Mineral Reserves on the Company’s properties have been estimated on the basis of economic factors at the time of calculation, including commodity prices and operating costs; variations in such factors may have an impact on the amount of the Company’s Mineral Reserves. In addition, there can be no assurance that metal recoveries in small scale laboratory tests will be replicated in larger scale tests under on-site conditions or during production, or that the existing known and experienced recoveries will continue.

Governmental Regulations, Licenses and Permits

On May 8, 2023, the Mexican Government enacted a decree amending several provisions of the Mining Law, the Law on National Waters, the Law on Ecological Equilibrium and Environmental Protection and the General Law for the Prevention and Integral Management of Waste (the "Decree"), which became effective on May 9, 2023. The Decree amends the mining and water laws, including: (i) the duration of the mining concession titles, (ii) the process to obtain new mining concessions (through a public tender), (iii) imposing conditions on water use and availability for the mining concessions, (iv) the elimination of “free land and first applicant” scheme; (iv) new social and environmental requirements in order to obtain and keep mining concessions, (v) the authorization by the Ministry of Economy of any mining concession’s transfer, (vi) new penalties and cancellation of mining concessions grounds due to non-compliance with the applicable laws, (vii) the automatic dismissal of any application for new concessions, and (viii) new financial instruments or collaterals that should be provided to guarantee the preventive, mitigation and compensation plans resulting from the social impact assessments, among other amendments.

These amendments are expected to have an impact on our current and future exploration activities and operations in Mexico and the extent of such impact is yet to be determined but could be material for the Company. On June 7, 2023, the Senators of the opposition parties (PRI, PAN and PRD) filed a constitutional action against the Decree, which is pending to be decided by Plenary of the Supreme Court of Justice. Additionally, during the second quarter of 2023, the Company filed amparo lawsuits, challenging the constitutionality of the Decree. Those amparo lawsuits are pending to be decided by the District Courts. For further details regarding risks relating to government regulations, licenses and permits, see the section in the AIF entitled “Risk Factors – Operational Risks – Governmental Regulations, Licenses and Permits”.

Public Health Crises

Global financial conditions and the global economy in general have, at various times in the past and may in the future, experience extreme volatility in response to economic shocks or other events. Many industries, including the mining industry, are impacted by volatile market conditions in response to the widespread outbreak of epidemics, pandemics, or

First Majestic Silver Corp. 2023 Annual Report	Page 38

other health crises. Such public health crises and the responses of governments and private actors can result in disruptions and volatility in economies, financial markets, and global supply chains as well as declining trade and market sentiment and reduced mobility of people, all of which could impact commodity prices, interest rates, credit ratings, credit risk and inflation.

Any public health crises could materially and adversely impact the Company's business, including without limitation, employee health, workforce availability and productivity, limitations on travel, supply chain disruptions, increased insurance premiums, increased costs and reduced efficiencies, the availability of industry experts and personnel, restrictions on the Company's exploration and drilling programs and/or the timing to process drill and other metallurgical testing and the slowdown or temporary suspension of operations at some or all of the Company's properties, resulting in reduced production volumes. Any such disruptions could have an adverse effect on the Company’s production, revenue, net income and business.

Environmental and Health and Safety Risks

The Company’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety. Environmental laws and regulations are complex and have tended to become more stringent over time. The Company is required to obtain governmental permits and in some instances air, water quality, waste disposal, hazardous substances and mine reclamation rules and permits. Although the Company makes provisions for environmental compliance and reclamation costs, it cannot be assured that these provisions will be adequate to discharge its future obligations for these costs. Failure to comply with applicable environmental and health and safety laws may result in injunctions, damages, suspension or revocation of permits and imposition of penalties. There can be no assurance that First Majestic has been or will be at all times in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not materially and adversely affect the Company’s business, results of operations or financial condition.

On August 26, 2021, the NDEP issued 10 Notices of Alleged Violation (collectively the “NOAV”) that alleged the Company doing business as Jerritt Canyon Gold, LLC had violated various air permit conditions and regulations applicable to operations at the Jerritt Canyon in Elko County, Nevada. The NOAV are related to compliance with emission monitoring, testing, recordkeeping requirements, and emission and throughput limits.

The Company filed a Notice of Appeal on September 3, 2021, challenging the NOAV before the Nevada State Environmental Commission (“NSEC”). The Company raised various defenses to the NOAV, including that the Company is not liable for the violations because it was never the owner/operator of Jerritt Canyon during the period the alleged violations began (on April 30, 2021, the Company acquired Jerritt Canyon Canada Ltd, which, through subsidiaries, owns and operates Jerritt Canyon). There is currently no hearing scheduled or any scheduling order in the matter, and the parties have yet to engage in discovery.

On March 8, 2022, NDEP issued an additional four Notices of Alleged Violations to Jerritt Canyon Gold, LLC for alleged exceedances and violations of an Air Quality Operating permit and Mercury Operating Permit to Construct. The new NOAVs relate to alleged exceedances of mercury emission limitations, exceedances of operating parameters, installation of equipment, and recordkeeping requirements. The Company filed a Request for Hearing with the Nevada State Environmental Commission on March 18, 2022, that challenged the bases for the alleged NOAVs and any potential penalties associated with the NOAVs. JCG and NDEP agreed to waive the 20-day hearing requirement for the NOAVs and the parties request that the NSEC withhold schedule a hearing for the NOAVs at this time. At this time the estimated amount cannot be reliably determined.

The Company intends to, and attempts to, fully comply with all applicable environmental regulations, however the Company's ability to conduct adequate maintenance and safety protocols may be considerably constrained or even prevented in areas where its control is impacted by criminal activities, such as the San Martin mine. Although the Company has repeatedly requested all applicable governmental authorities to take action to secure the area, to date, the Mexican government has failed to take any such action and the Company's own efforts have been unsuccessful. Due to this situation, the Company has been unable to conduct care and maintenance activities at San Martin since its remaining employees were withdrawn in 2021 and the Company has limited information as to the current state of repair at the mine, including the tailing storage facility. As a result, there may be an increased risk that an environmental incident may occur at this operation and, as applicable Mexican laws impose strict liability on the property owner, the Company could incur material financial liabilities and suspension of authorizations as a result.

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While responsible environmental stewardship is a top priority for the Company, there can be no assurance that the Company has been or will be at all times in complete compliance with applicable environmental laws, regulations and permits, or that the costs of complying with current and future environmental laws and permits will not materially and adversely affect the Company’s business, results of operations or financial condition.

Natural Protected Areas Risk

Pursuant to the General Law of Ecological Equilibrium and Environmental Protection (the “General Law”), the Government of Mexico may, from time to time, establish Natural Protected Areas. There are a variety of different levels of environmental protection provided under the General Law which limit the economic activity that may be undertaken in any particular Natural Protected Area. The Mexican government has announced its intention to create additional Natural Protected Areas in Mexico. Although there are currently no Natural Protected Areas in effect in the vicinity of the Company’s mining operations in Mexico, there can be no assurance that any such area will not be established in the future. In the event that a Natural Protected Area is established over land which is a part of or is nearby to any of the Company’s mineral properties in Mexico, the Company’s activities on such properties may be restricted or prevented entirely which may have a material adverse impact on the Company’s business.

Climate Related Risks

A number of governments have introduced or are moving to introduce climate change legislation and treaties at the international, national, state/provincial and local levels. Regulation relating to emission levels (such as carbon taxes) and energy efficiency is becoming more stringent. If the current regulatory trend continues, this may result in increased costs at some or all of the Company’s operations. In addition, the physical risks of climate change may also have an adverse effect on the Company’s operations. These risks include the following:

•Changes in sea levels could affect ocean transportation and shipping facilities that are used to transport supplies, equipment and workforce and products from the Company's operations to world markets.
•Extreme weather events (such as prolonged drought, flooding or freezing conditions) have the potential to disrupt operations at the Company’s mines and may require the Company to make additional expenditures to mitigate the impact of such events. Extended disruptions to supply lines could result in interruption to production.
•The Company’s facilities depend on regular supplies of consumables (diesel, tires, sodium cyanide, etc.) and reagents to operate efficiently. In the event that the effects of climate change or extreme weather events cause prolonged disruption to the delivery of essential commodities, production levels at the Company’s operations may be reduced.

There can be no assurance that efforts to mitigate the risks of climate changes will be effective and that the physical risks of climate change will not have an adverse effect on the Company’s operations and profitability.

Substantial Decommissioning and Reclamation Costs

During the year ended December 31, 2023, the Company reassessed its reclamation obligation at each material mine based on updated life of mine ("LOM") estimates, rehabilitation, and closure plans. The total discounted amount of estimated cash flows required to settle the Company’s estimated obligations is $151.6 million, which has been discounted using a risk-free rate of 9.7% for the mines in Mexico and 4.7% for the Jerritt Canyon Gold Mine. The estimated decommissioning and reclamation obligations breakdown primarily consists of $101.3 million for the reclamation obligation of the Jerritt Canyon Gold Mine, including $17.6 million related to the Environmental Trust that was funded on October 31, 2022; $14.2 million for the San Dimas Silver/Gold Mine; $12.7 million for the Santa Elena Silver/Gold Mine; $11.7 million for the La Encantada Silver Mine; $7.0 million for the San Martin Silver Mine; and $4.1 million for the Del Toro Silver. The present value of the reclamation liabilities may be subject to change based on management’s current and future estimates, changes in the remediation technology or changes to applicable laws and regulations. Such changes will be recorded in our accounts as they occur.
The costs of performing the decommissioning and reclamation must be funded by the Company’s operations. These costs can be significant and are subject to change. The Company cannot predict what level of decommissioning and reclamation may be required in the future by regulators. If the Company is required to comply with significant additional regulations or if the actual cost of future decommissioning and reclamation is significantly higher than current estimates, this could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

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Claims and Legal Proceedings Risks

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these other matters may be resolved in a manner that is unfavourable to the Company which may result in a material adverse impact on the Company's financial performance, cash flow or results of operations. First Majestic carries liability insurance coverage and establishes provisions for matters that are probable and can be reasonably estimated, however there can be no guarantee that the amount of such coverage is sufficient to protect against all potential liabilities. In addition, the Company may in the future be subjected to regulatory investigations or other proceedings and may be involved in disputes with other parties in the future which may result in a significant impact on our financial condition, cash flow and results of operations.

Title of Properties
The validity of mining or exploration titles or claims or rights, which constitute most of the Company’s property holdings, can be uncertain and may be contested. The Company has used reasonable commercial efforts to investigate the Company’s title or claim to its various properties, however, no assurance can be given that applicable governments will not revoke or significantly alter the conditions of the applicable exploration and mining titles or claims and that such exploration and mining titles or claims will not be challenged or impugned by third parties. Mining laws are continually developing and changes in such laws could materially impact the Company’s rights to its various properties or interests therein. The Company has obtained title insurance for its Jerritt Canyon Mine but there is a risk that such insurance could be insufficient, or the Company could not be successful in any claim against its insurer. Accordingly, the Company may have little or no recourse as a result of any successful challenge to title to any of its properties. The Company’s properties may be subject to prior unregistered liens, agreements or transfers, land claims or undetected title defects which may have a material adverse effect on the Company’s ability to develop or exploit the properties.
In Mexico, legal rights applicable to mining concessions are different and separate from legal rights applicable to surface lands; accordingly, title holders of mining concessions must obtain agreement from surface landowners to obtain suitable access to mining concessions and for the amount of compensation in respect of mining activities conducted on such land. If the Company is unable to agree to terms of access with the holder of surface rights with respect to a particular claim, the Company may be able to gain access through a regulatory process in México, however there is no guarantee that such process will be successful or timely or that the terms of such access will be favorable to the Company. In any such event, access to the Company's properties may be curtailed, which may result in reductions in production and corresponding reductions in revenue. Any such reductions could have a material adverse effect on the Company, its business and its results of operations.

Primero Tax Rulings
When Primero, the previous owner of San Dimas acquired the San Dimas Mine in August 2010, it assumed the obligations under a Silver Purchase Agreement (“Old Stream Agreement”) that required its subsidiary PEM to sell exclusively to Wheaton Precious Metals ("WPMI") up to 6 million ounces silver produced from the San Dimas Mine, and 50% of silver produced thereafter, at the lower of: (i) the spot market price and (ii) $4.014 per ounce plus an annual increase of 1% (“PEM Realized Price”). In May 2018, the Old Stream Agreement was terminated between WPMI and Silver Trading (Barbados) Limited ("STB") in connection with the Company entering into a new stream agreement with WPMI concurrent with the acquisition of Primero by the Company.

In order to reflect the commercial terms and the effects of the Old Stream Agreement, for Mexican income tax purposes, PEM recognized the revenue on these silver sales based on the PEM Realized Price instead of at spot market prices.

To obtain tax and legal assurance that the Mexican tax authority, Servicio de Administración Tributaria ("SAT") would accept the PEM Realized Price as the transfer price to calculate Mexican income taxes payable by PEM, a mutually binding Advance Pricing Agreement (“APA”) was entered into with the SAT for taxation years 2010 to 2014. On October 4, 2012, the SAT confirmed that based on the terms of the APA, the PEM Realized Price could be used as PEM’s basis for calculating taxes owed for the silver sold under the Old Stream Agreement.

In August 2015, the SAT commenced a legal process seeking to retroactively nullify the APA.

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In 2019, the SAT issued reassessments for the 2010 to 2012 tax years in the total amount of $359.3 million (6,070 million MXN) inclusive of interest, inflation, and penalties. In 2021, the SAT also issued a reassessment against PEM for the 2013 tax year in the total amount of $189.9 million (3,208 million MXN) and in 2023, the SAT issued reassessments for the 2014, 2015, and 2016 tax years in the total amount of $484.2 million (8,179 million MXN) inclusive of interest, inflation, and penalties (collectively, the "Reassessments"). The Company believes that the Reassessments fail to recognize the applicability of a valid transfer pricing methodology. The major items in the Reassessments include determination of revenue based on silver spot market prices, denial of the deductibility of interest expense and service fees, SAT technical error related to double counting of taxes, and interest and penalties.

The Company continues to defend the APA in domestic legal proceedings in Mexico, and the Company has also requested resolution of the transfer pricing dispute pursuant to the Mutual Agreement Procedure (“MAP”), under the relevant avoidance of double taxation treaties, between the competent tax authorities of Mexico, Canada, Luxembourg and Barbados. The SAT has refused to take the necessary steps under the MAP process contained in the three tax treaties. The Company believes that by its refusal, Mexico is in breach of its international obligations regarding double taxation treaties. Furthermore, the Company continues to believe that the APA remains valid and legally binding on the SAT.

The Company continues to pursue all available domestic and international remedies under the laws of Mexico and under the relevant tax treaties. Furthermore, as discussed further below, it has also made claims against Mexico under Chapter 11 of the North American Free Trade Agreement (“NAFTA”) for violation of its international law obligations.

Domestic Remedies

In September 2020, the Company was served with a decision of the Federal Court seeking to nullify the APA granted to PEM. The Federal Court’s decision directs SAT to re-examine the evidence and basis for the issuance of the APA with retroactive effect, for the following key reasons:
(i) SAT’s errors in analyzing PEM’s request for the APA and the evidence provided in support of the request; and
(ii) SAT’s failure to request from PEM certain additional information before issuing the APA.

The Company filed an appeal of the decision to the Mexican Circuit Courts on November 30, 2020. As two writs of certiorari were filed before the Mexican Supreme Court of Justice, on April 15, 2021, the Plenary of the Supreme Court i) admitted one of those writs, ii) requested the Circuit Court to send the appeal file to them, and iii) assigned such writ to the Second Chamber of the Supreme Court for issuing the corresponding decision. Both writs of certiorari were withdrawn in December 2022. The challenge filed by the Company was returned to the Mexican Circuit Courts and on December 5, 2023, the Second Collegiate Court issued a decision, which was formally notified to the Company on January 4, 2024.

In such decision, the Second Collegiate Court partially granted constitutional protection to the Company with respect to certain matters, but not others.

Accordingly, on January 18, 2024, PEM filed an extraordinary appeal to the Mexican Supreme Court of Justice with respect to the Second Collegiate Court's decision, and PEM is currently waiting for the Supreme Court to admit such appeal.

International Remedies

i. NAFTA APA Claim
The Company submitted a Request for Arbitration dated March 1, 2021 to the International Centre for Settlement of Investment Disputes ("ICSID"), on its own behalf and on behalf of PEM, pursuant to Chapter 11 of NAFTA. On March 31, 2021, the Notice of Registration of the Request for Arbitration was issued by the ICSID Secretariat. Once the NAFTA Arbitration Panel (the “Tribunal”) was fully constituted on August 20, 2021 by the appointment of all three panel members, the NAFTA arbitration proceedings in respect of the APA (the “NAFTA APA Claim”) were deemed to have been fully commenced. The first session of the Tribunal was held by videoconference on September 24, 2021 to decide upon the procedural rules which will govern the NAFTA APA Claim. The Tribunal issued Procedural Order No. 1 on October 21, 2021. Thereafter, on April 26, 2022, the Company submitted its Claimant’s Memorial including expert reports and witness statements to the Tribunal, and in response, Mexico submitted its Counter-Memorial dated November 25, 2022. On January 4, 2023, the Company submitted a Request for Provisional Measures (the “PM Request”) to the Tribunal. Following a reply that was filed by Mexico on February 10, 2023, a hearing regarding the request took place on March 13, 2023. On May 26, 2023, the Tribunal partially granted the provisional measures requested by the Company, issuing an order for the Government of Mexico to permit the withdrawal of the Company’s VAT refunds for the period as of January 4, 2023 that

First Majestic Silver Corp. 2023 Annual Report	Page 42

had been deposited by the SAT into a frozen bank account and to deposit all future VAT refunds into an account which shall remain freely accessible by the Company (the "PM Decision"). On June 15, 2023, the Company requested Mexico to comply with the PM Decision, and in response, on June 19, 2023, Mexico filed a Revocation Request against the PM Decision. On July 21, 2023, the Company filed its response to Mexico's Revocation Request.

On July 28, 2023, the Government of Mexico filed a Preliminary Objection to Jurisdiction (the "Preliminary Objection") and Request for Bifurcation (the "Bifurcation Request") in which it has requested that the Tribunal should stay the merits phase of the international arbitration commenced in 2021, and instead proceed to examine on a preliminary basis, under what is commonly called a bifurcated procedure, whether the Company’s commencement of the new NAFTA Chapter 11 proceeding limited to the recovery of PEM’s VAT refunds (as discussed further below) impinges on the Tribunal’s jurisdiction. On September 1, 2023, the Company submitted its response to the Preliminary Objection that had been filed by Mexico.

In addition, also on September 1, 2023, after receiving the Company's submissions opposing the Revocation Request, the Tribunal issued its decision dismissing Mexico’s Revocation Request, and reaffirming the PM Decision. The Government of Mexico is therefore obligated to comply with the PM Decision which requires payment of VAT refunds owing to PEM as of January 4, 2023 and into the future until the final award is rendered by the Tribunal.

On October 9, 2023, Mexico filed a reply to the Company’s response on the Preliminary Objection. The Company’s rejoinder on the Preliminary Objection was filed on November 6, 2023. The Tribunal rendered its decision dismissing the Preliminary Objection on December 20, 2023. The Tribunal confirmed that the second arbitration regarding the recovery of the VAT refunds (the NAFTA VAT Claim, as defined in the section below) does not breach the waiver under NAFTA (i.e. the same measures are not in dispute). Both the NAFTA APA Claim and the NAFTA VAT Claim may now proceed. As a result, the Tribunal did not need to consider Mexico’s Bifurcation Request, as that became a moot point.

Subsequent to the end of the financial year ended December 31, 2023, on February 12, 2024, Mexico filed a request (the “Consolidation Request”) with ICSID pursuant to the procedure in Article 1126 of NAFTA to consolidate the NAFTA APA Claim and the NAFTA VAT Claim (as defined below), and has requested a stay in both of these arbitration proceedings until a new tribunal has been constituted to decide on the Consolidation Request. We expect that a separate tribunal to consider the Consolidation Request will be constituted within 60 days of the date of the Consolidation request, and once constituted, it will take 4-6 months for the tribunal to decide on whether to approve the Consolidation Request. During this period, both the NAFTA APA Claim and the NAFTA VAT Claim will be stayed.

If the SAT’s attempts to retroactively nullify the APA are successful, the SAT can be expected to enforce any Reassessments for 2010 through 2014 against PEM in respect of its sales of silver pursuant to the Old Stream Agreement. Such an outcome would likely have a material adverse effect on the Company’s results of operations, financial condition and cash flows. Should the Company ultimately be required to pay tax on its silver revenues based on spot market prices without any mitigating adjustments, the incremental income tax for the years 2010-2019 would be approximately $314.2 million (5,307 million MXN), before taking into consideration interest or penalties.

Based on the Company’s consultation with third party advisors, the Company believes PEM filed its tax returns in compliance with applicable Mexican law and that the APA is valid, therefore, at this time, no liability has been recognized in the financial statements with respect to this matter.

To the extent it is ultimately determined that the pricing for silver sales under the Old Stream Agreement is significantly different from the PEM Realized Price, and while PEM would have rights of appeal in connection with any reassessments, it is likely to have a materially adverse effect on the Company’s business, financial position and results of operations.

ii. NAFTA VAT Claim

On March 31, 2023, the Company filed a new Notice of Intent on its own behalf and on behalf of PEM under the "legacy investment" claim provisions contained in Annex 14-C of the Canada-United States-Mexico Agreement ("CUSMA") and Chapter 11 of NAFTA to invite the Government of Mexico to engage in discussions to resolve the dispute regarding the ongoing denial of access to PEM’s VAT refunds ("NAFTA VAT Claim") within the stipulated 90-day consultation period. On June 29, 2023, the Company submitted its Request for Arbitration for the NAFTA VAT Claim to ICSID in order to preserve its legacy claim within NAFTA's applicable limitation period. The Request for Arbitration was registered by ICSID on July 21, 2023. In light of the Consolidation Request (described above), the NAFTA VAT Claim will be stayed until the separate tribunal that will be constituted in respect of the Consolidation Request has rendered its decision as to whether or not the

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request should be approved. Accordingly, the tribunal for the NAFTA VAT Claim will not be constituted until a decision has been made regarding the Consolidation Request.

While the Company remains confident in its position with regards to its two NAFTA claims, it continues to engage with the Government of Mexico in consultation discussions so as to amicably resolve these disputes.

La Encantada Tax Re-assessments

In December 2019, as part of the ongoing annual audits of the tax returns of Minera La Encantada S.A. de C.V. ("MLE") and Corporacion First Majestic S.A. de C.V. ("CFM"), the SAT issued tax assessments for fiscal 2012 and 2013 for corporate income tax in the amount of $14.2 million (239 million MXN) and $45.0 million (761 million MXN) including interest, inflation and penalties, respectively. In December 2022, the SAT issued tax assessments to MLE for fiscal years 2014 and 2015 for corporate income tax in the amount of $19.1 million (322 million MXN) and $239.8 million (4,051 million MXN). In 2023, the SAT issued a tax assessment to MLE for the fiscal year 2016 for corporate income tax in the amount of $3.5 million (59 million MXN). The major items relate to forward silver purchase agreement and denial of the deductibility of mine development costs and service fees. The Company continues to defend the validity of the forward silver purchase agreement and will vigorously dispute the assessments that have been issued. The Company, based on advice from legal and financial advisors, believes MLE’s tax filings were appropriate and its tax filing position is correct, therefore no liability has been recognized in the financial statements.

San Martin Tax Re-assessments

In 2023, as part of the ongoing annual audits of the tax returns of Minera El Pilon S.A. de C.V. ("MEP"), the SAT issued tax assessments for fiscal 2014, 2015 and 2016 for corporate income tax in the total amount of $28.5 million (482 million MXN) including interest, inflation and penalties. The major items relate to forward silver purchase agreement and denial of the deductibility of mine development costs. The Company continues to defend the validity of the forward silver purchase agreement and will vigorously dispute the assessments that have been issued. The Company, based on advice from legal and financial advisors, believes MEP’s tax filings were appropriate and its tax filing position is correct, therefore no liability has been recognized in the financial statements.

La Parrilla Tax Re-assessments

In 2023, as part of the ongoing annual audits of the tax returns of First Majestic Plata S.A. de C.V. ("FMP"), the SAT issued tax assessment for fiscal 2014 and 2016 for corporate income tax in the total amount of $29.9 million (506 million MXN) including interest, inflation and penalties. The major items relate to forward silver purchase agreement and denial of the deductibility of mine development costs. The Company continues to defend the validity of the forward silver purchase agreement and will vigorously dispute the assessments that have been issued. The Company, based on advice from legal and financial advisors, believes FMP’s tax filings were appropriate and its tax filing position is correct, therefore no liability has been recognized in the financial statements.

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Del Toro Tax Re-assessments

In 2023, as part of the ongoing annual audits of the tax returns of First Majestic Del Toro S.A. de C.V. ("FMDT"), the SAT issued tax assessment for fiscal 2015 and 2016 for corporate income tax in the total amount of $28.6 million (483 million MXN) including interest, inflation and penalties. The major items relate to and denial of the deductibility of mine development costs, refining costs, and other expenses. The Company continues to defend the validity of the expenses and will vigorously dispute the assessments that have been issued. The Company, based on advice from legal and financial advisors, believes FMDT’s tax filings were appropriate and its tax filing position is correct, therefore no liability has been recognized in the financial statements.

CFM Tax Re-assessments

In 2023, as part of the ongoing annual audits of the tax returns of CFM the SAT issued tax assessment for fiscal 2016 for corporate income tax in the total amount of $85.8 million (1,449 million MXN) including interest, inflation and penalties. The major item relates to planning that took place post-acquisition of Santa Elena (via the acquisition of SilverCrest Mines Inc. on October 1, 2015) at the Canadian level. Mexico contends a right to tax a disposition of the shares of SilverCrest Mines Inc. by First Majestic Silver Corp. although the transaction in question involved the disposition of the shares of one Canadian company by another Canadian company and was reported for tax purposes in Canada. The Company continues to defend the validity of the transaction in question and will vigorously dispute the assessments that have been issued. The Company, based on advice from legal and financial advisors, believes CFM’s tax filings were appropriate and its tax filing position is correct, therefore no liability has been recognized in the financial statements.

First Silver litigation

In April 2013, the Company received a positive judgment on the First Silver litigation from the Supreme Court of British Columbia (the “Court”), which awarded the sum of $93.8 million in favour of First Majestic against Hector Davila Santos (the “Defendant”) in connection with a dispute between the Company and the Defendant and his private company involving a mine in México (the “Bolaños Mine”) as set out further below. The Company received a sum of $14.1 million in June 2013 as partial payment of the judgment, leaving an unpaid amount of approximately $64.3 million (CAD$81.5 million). As part of the ruling, the Court granted orders restricting any transfer or encumbrance of the Bolaños Mine by the Defendant and limiting mining at the Bolaños Mine. The orders also require the Defendant to preserve net cash flow from the Bolaños Mine in a holding account and periodically provide to the Company certain information regarding the Bolaños Mine. After many years of domestic Mexican litigation, the enforceability of the British Columbia judgment was finally recognized by the Mexican Supreme Court in a written judgment on November 11, 2022. The Company has commenced collection actions in Mexico against the Defendant’s assets and continues to seek recovery of the balance against one of the Defendant’s assets located in the United States. Nonetheless, there can be no guarantee that the remainder of the judgment amount will be collected. Therefore, as at December 31, 2023, the Company has not accrued any of the remaining $64.3 million (CAD$81.5 million) unrecovered judgment in favour of the Company.

OTHER FINANCIAL INFORMATION

Share Repurchase Program

The Company has an ongoing share repurchase program to repurchase up to 5,000,000 of the Company's issued and outstanding shares up to March 31, 2024. The normal course issuer bid will be carried out through the facilities of the Toronto Stock Exchange and alternative Canadian marketplaces. All common shares, if any, purchased pursuant to the share repurchase program will be cancelled. The Company believes that from time to time, the market price of its common shares may not fully reflect the underlying value of the Company's business and its future business prospects. The Company believes that at such times, the purchase of common shares would be in the best interest of the Company. During the year ended December 31, 2023, the Company repurchased an aggregate of nil common shares (December 2022 - 100,000) at an average price of $nil per share as part of the share repurchase program (December 2022 - $8.52) for total proceeds of $nil (December 2022 - $0.7 million), net of transaction costs.

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Off-Balance Sheet Arrangements

At December 31, 2023, the Company had no material off-balance sheet arrangements such as contingent interest in assets transferred to an entity, derivative instruments obligations or any obligations that generate financing, liquidity, market or credit risk to the Company, other than contingent liabilities and vendor liability and interest, as disclosed in this MD&A and the consolidated financial statements and the related notes.

Related Party Disclosures

Amounts paid to related parties were incurred in the normal course of business and measured at the exchange amount, which is the amount agreed upon by the transacting parties and on terms and conditions similar to non-related parties.

In July 2020, the Company entered into a streaming agreement with First Mining to purchase 50% of the payable silver produced over the life of the Springpole Gold Project for total consideration of $22.5 million in cash and shares, over three payments. Keith Neumeyer, our President & Chief Executive Officer, and Raymond Polman, a director of the Company, are each directors of First Mining and accordingly may be considered to have a conflict of interest with respect to First Mining and the Springpole Silver Stream Agreement.

With the exception of the agreement with First Mining, there were no transactions with related parties outside of the ordinary course of business during the year ended December 31, 2023.

Outstanding Share Data

As at February 21, 2024, the Company has 287,225,523 common shares issued and outstanding.

Senior Management Changes
During the year, in support of the reorganization and in alignment with First Majestic's growth strategy, the Corporate Secretary and General Counsel positions were combined. These positions were held by two officers who are no longer with the Company. Samir Patel, LL.B., was appointed as the Company's General Counsel & Corporate Secretary, and an officer of the Company.

In addition, Exploration and Technical Services were combined under the leadership of Gonzalo Mercado, Vice President of Exploration and Technical Services, and Michael Deal has been appointed as Vice President of Metallurgy and Innovation.

Finally, Mani Alkhafaji was appointed to the role of Vice President of Corporate Development & Investor Relations. Mr. Alkhafaji joined the Company in 2015 and most recently was Vice President of Business Planning & Procurement.

SUBSEQUENT EVENTS

The following significant events have occurred subsequent to December 31, 2023:

Declaration of Quarterly Dividend
On February 21, 2024, the Company's Board of Directors approved the declaration of its quarterly common share dividend of $0.0048 per share, payable on or after March 28, 2024, to common shareholders of record at the close of business on March 14, 2024. This dividend was declared subsequent to the year-end and has not been recognized as a distribution to owners during the year ended December 31, 2023.

ACCOUNTING POLICIES, JUDGMENTS AND ESTIMATES

Critical Accounting Judgments and Estimates

The preparation of consolidated financial statements in conformity with IFRS as issued by the International Accounting Standards Board ("IASB") requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of

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revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, events or actions, actual results may differ from these estimates.

Assets and liabilities held-for-sale

Accounting Policy

A non-current asset or disposal group of assets and liabilities ("disposal group") is classified as held-for-sale, if its carrying amount will be recovered principally through a sale transaction rather than through continuing use, and when the following criteria are met:
(i) The non-current asset or disposal group is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets or disposal groups; and
(ii) The sale of the non-current asset or disposal group is highly probable. For the sale to be highly probable:
•The appropriate level of management must be committed to a plan to sell the asset or disposal group;
•An active program to locate a buyer and complete the plan must have been initiated;
•The non-current asset or disposal group must be actively marketed for sale at a price that is reasonable in relation to its current fair value;
•The sale should be expected to qualify for recognition as a completed sale within one year from the date of classification as held for sale (with certain exceptions); and
•Actions required to complete the plan should indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Non-current assets and disposal groups are classified as held for sale from the date these criteria are met and are measured at the lower of the carrying amount and fair value less costs to sell ("FVLCTS"). If the FVLCTS is lower than the carrying amount, an impairment loss is recognized in net earnings. Upon classification as held for sale, non-current assets are no longer depreciated.

Significant estimates and judgements

In determining the probability of the sale being completed within a year, management has considered a number of factors including necessary approvals from management, the Board of Directors, regulators and shareholders.

Investments in Associates and Joint Ventures
As a result of the sale of the La Guitarra Mine and the La Parrilla Mine, the Company is a material shareholder of Sierra Madre and of Silver Storm. Judgement is needed to assess whether the Company’s interest in an investee meets the definition of having significant influence and therefore requires to be accounted for under the equity method.

In making a judgement of whether the Company has significant influence over the entity, management has evaluated the ownership percentage as well as other qualitative factors including but not limited to representation on the Board of Directors, participation in operational or financial policy-making processes, material transactions between the Company and the investee, interchange of managerial personnel, provision of technical information and the nature of potential voting rights.

As part of this assessment, management has considered that until such time that the Company holds less than 19.9% of the outstanding shares, the Company has agreed to vote in the manner recommended by the Board of Directors of each of Sierra Madre and Silver Storm.

Based on the qualitative factors noted above, the restrictions imposed on voting rights, and the lack of rights to have or appoint members to the Board, the Company has determined that significant influence does not exist despite holding a 48% interest in Sierra Madre and a 41% interest in Silver Storm. The Company began accounting for the shares received from Sierra Madre and Silver Storm as equity securities at FVTOCI.

Impairment of Non-Current Asset
Once an indicator of impairment is identified, significant judgement is required to determine the recoverable amounts of the Company's mining interests. Following the temporary suspension of operations at Jerritt Canyon, the Company has determined that there was an indicator of impairment. The Company determined that the value of the cash generating unit

First Majestic Silver Corp. 2023 Annual Report	Page 47

("CGU") can be estimated using the market approach, based on the implied value per in-situ ounce of the property, rather than from the future cash flows from continuing operations.

In estimating the fair value less costs of disposal ("FVLCD"), the Company took into account the consideration paid in recent transactions for comparable Companies and benchmarked the value per in-situ ounce at Jerritt Canyon against these transactions. The Company concluded that the resulting measurement is more representative of the fair value of the CGU in the circumstances existing at the end of the current period.

New and amended IFRS standards that are effective for the current year

In the current year, the Company has applied the below amendments to IFRS Standards and Interpretations issued by the IASB that were effective for annual periods that begin on or after January 1, 2023. Their adoption has not had any material impact on the disclosures or on the amounts reported in these financial statements.

Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgments—Disclosure of Accounting Policies

The amendments change the requirements in IAS 1 with regard to disclosure of accounting policies. The amendments replace all instances of the term "significant accounting policies" with "material accounting policy information." Accounting policy information is material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements.

The supporting paragraphs in IAS 1 are also amended to clarify that accounting policy information that relates to immaterial transactions, other events or conditions, is immaterial and need not be disclosed. Accounting policy information may be material because of the nature of the related transactions, other events or conditions, even if the amounts are immaterial. However, not all accounting policy information relating to material transactions, other events or conditions is itself material. The International Accounting Standards Board ("IASB") has also developed guidance and examples to explain and demonstrate the application of the ‘four-step materiality process’ described in IFRS Practice Statement 2.

The amendments were applied effective January 1, 2023 and did not have a material impact on the Company's consolidated financial statements.

Amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors—Definition of Accounting Estimates

The amendments replace the definition of a change in accounting estimates with a definition of accounting estimates. Under the new definition, accounting estimates are “monetary amounts in financial statements that are subject to measurement uncertainty.”

The definition of a change in accounting estimates was deleted. However, the Board retained the concept of changes in accounting estimates in the Standard with the following clarifications:

• A change in accounting estimate that results from new information or new developments is not the correction of an error
• The effects of a change in an input or a measurement technique used to develop an accounting estimate are changes in accounting estimates if they do not result from the correction of prior period errors

The amendments were applied effective January 1, 2023 and did not have a material impact on the Company's consolidated financial statements.

Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction (Amendments to IAS 12)

The amendments clarify that companies are required to recognize deferred taxes on transactions where both assets and liabilities are recognized, such as with leases and decommissioning liabilities. The amendments were applied effective January 1, 2023 and did not have a material impact on the Company's consolidated financial statements.

First Majestic Silver Corp. 2023 Annual Report	Page 48

Impact of Pillar Two Legislation

In December 2021, the Organization for Economic Co-operation and Development ("OECD") released a draft legislative framework for a global minimum tax that is expected to be used by individual jurisdictions. The goal of the framework is to reduce the shifting of profit from one jurisdiction to another in order to reduce global tax obligations in corporate structures. In March 2022, the OECD released detailed technical guidance on Pillar Two of the rules.

Stakeholders raised concerns with the IASB about the potential implications on income tax accounting, especially accounting for deferred taxes, arising from the Pillar Two model rules. The IASB issued the final Amendments (the "Amendments") International Tax Reform – Pillar Two Model Rules, in response to stakeholder concerns on May 23, 2023.

The amendments introduce a temporary exception to the accounting requirements for deferred taxes in IAS 12, so that an entity would neither recognize nor disclose information about deferred taxes and liabilities related to Pillar Two income taxes. This amendment to the IFRS Accounting Standards is mandatory effective for reporting periods beginning on or after January 1, 2023. For the year ended December 31, 2023, Pillar Two legislation has been enacted or substantively enacted in certain jurisdictions in which the Company has operations. However, the Pillar Two legislation does not apply to the Company, as its consolidated revenue does not meet the required threshold for applicability of EUR 750 million. The Company will continue to evaluate the potential impact on future periods of the Pillar Two framework, pending legislative adoption by additional individual companies.

Future Changes in Accounting Policies Not Yet Effective as at December 31, 2023:

At the date of authorization of these financial statements, the Group has not applied the following new and revised IFRS Accounting Standards that have been issued but are not yet effective. Management does not expect that the adoption of the Standards listed below will have a material impact on the financial statements of the Group in future periods, except if indicated.

Classification of Liabilities as Current or Non-Current with Covenants (Amendments to IAS 1)

The amendments aim to promote consistency in applying the requirements by helping companies determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current.

In addition, the amendment requires entities to disclose information to enable users of the financial statements to understand the risk that non-current liabilities with covenants could become repayable within twelve months. The amendments are applied on or after the first annual reporting period beginning on or after January 1, 2024, with early application permitted. This amendment is not expected to have a material impact on the Company’s financial statements.

Lease Liability in a Sale and Leaseback (Amendments to IFRS 16)

The amendments require a seller-lessee to subsequently measure lease liabilities arising from a leaseback in a way that it does not recognize any amount of the gain or loss that relates to the right of use it retains. The new requirements do not prevent a seller-lessee from recognizing in profit or loss any gain or loss relating to the partial or full termination of a lease. A seller-lessee applies the amendments retrospectively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors to sale and leaseback transactions entered into after the date of initial application.

The amendments are effective for annual reporting periods beginning on or after January 1, 2024 although earlier application is permitted. This amendment is not expected to have a material impact on the Company's financial statements.

First Majestic Silver Corp. 2023 Annual Report	Page 49

Supplier Financing Arrangements (Amendments to IAS 7 and IFRS 7)

The amendments require disclosure requirements regarding the effects of supplier finance arrangements on their liabilities, cash flows and exposure to liquidity risk. Entities are required to disclose the following:

•The terms and conditions;
•The amount of the liabilities that are part of the arrangements, breaking out the amounts for which the suppliers have already received payment from the finance providers, and stating where the liabilities are reflected in the balance sheet;
•Ranges of payment due dates; and
•Liquidity risk information

The amendments are effective for annual reporting periods beginning on or after January 1, 2024 although earlier application is permitted. This amendment is not expected to have a material impact on the Company's financial statements.

Lack of Exchangeability (Amendments to IAS 21)
The amendments contain guidance to specify when a currency is exchangeable and how to determine the exchange rate when it is not. Although this would be relatively uncommon, a lack of exchangeability might arise when a government imposes foreign exchange controls that prohibit the exchange of a currency or that limit the volume of foreign currency transactions. If a currency is deemed not exchangeable, an entity is required to disclose information about:
•The nature and financial effects of the currency not being exchangeable into the other currency;
•The spot exchange rate(s) used;
•The estimation process; and
•The risks to which the entity is exposed because of the currency not being exchangeable into the other currency.

The amendments are effective for annual reporting periods beginning on or after January 1, 2025 although earlier application is permitted. This amendment is not expected to have a material impact on the Company's financial statements.

NON-GAAP MEASURES

The Company has included certain non-GAAP measures including “Cash costs per silver equivalents ounce”, "All-in sustaining cost per silver equivalent ounce", "All-in sustaining cost per gold ounce", “Production cost per tonne”, “Average realized silver price per silver equivalent ounce”, "Average realized gold price", "Adjusted net earnings", “Adjusted earnings per share”, “Free cash flow” and "Working capital” to supplement its consolidated financial statements, which are presented in accordance with IFRS. The terms IFRS and generally accepted accounting principles (“GAAP”) are used interchangeably throughout this MD&A.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP measures do not have any standardized meaning prescribed under IFRS and the methods used by the Company to calculate such measures may differ from methods used by other companies with similar descriptions, therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

First Majestic Silver Corp. 2023 Annual Report	Page 50

Cash Cost per AgEq Ounce, All-In Sustaining Cost per AgEq Ounce, All-In Sustaining Cost per Au Ounce, and Production Cost per Tonne

Cash costs per AgEq ounce and total production cost per tonne are non-GAAP performance measures used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units, in conjunction with the related GAAP amounts. These metrics are widely reported in the mining industry as benchmarks for performance but do not have a standardized meaning and are disclosed in addition to IFRS measures. Management and investors use these metrics for comparing the costs against peers in the industry and for assessing the performance of each mine within the portfolio.

Management calculates the cash costs per ounce and production costs per tonne by:
•starting with the production costs (GAAP) from the income statement;
•adding back duties and royalties, smelting and refining costs as well as transportation and selling costs, which form a part of the cost of sales on the financial statements and provide a better representation of total costs incurred;
•cash costs are divided by the payable silver equivalent ounces produced; and
•production costs are divided by the total tonnes milled.

AISC is a non-GAAP performance measure and was calculated based on guidance provided by the World Gold Council (“WGC”). WGC is not a regulatory industry organization and does not have the authority to develop accounting standards for disclosure requirements. Other mining companies may calculate AISC differently as a result of differences in underlying accounting principles and policies applied, as well as differences in definitions of sustaining versus expansionary capital expenditures. AISC is a more comprehensive measure than cash cost per ounce and is useful for investors and management to assess the Company’s operating performance by providing greater visibility, comparability and representation of the total costs associated with producing silver from its current operations, in conjunction with related GAAP amounts. AISC helps investors to assess costs against peers in the industry and help management assess the performance of each mine within the portfolio in a standardized manner.

The Company defines sustaining capital expenditures as, “costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output without resulting in an increase in the life of assets, future earnings, or improvements in recovery or grade. Sustaining capital includes costs required to improve/enhance assets to minimum standards for reliability, environmental or safety requirements. Sustaining capital expenditures excludes all expenditures at the Company’s new projects and certain expenditures at current operations which are deemed expansionary in nature.”

Expansionary capital expenditure is defined as, "costs incurred to extend existing assets beyond their current productive capacity and beyond their planned levels of productive output, resulting in an increase in the life of the assets, increasing their future earnings potential, or improving their recoveries or grades which would serve to increase the value of the assets over their useful lives". Development and exploration work which moves inferred resources to measured or indicated resources and adds to the Net Present Value of the assets is considered expansionary in nature. Expansionary capital also includes costs required to improve/enhance assets beyond their minimum standard for reliability, environmental or safety requirements.

Consolidated AISC includes total production costs (GAAP measure) incurred at the Company’s mining operations, which forms the basis of the Company’s total cash costs. Additionally, the Company includes sustaining capital expenditures, corporate general and administrative expenses, share-based payments, operating lease payments and reclamation cost accretion. AISC by mine does not include certain corporate and non-cash items such as general and administrative expense and share-based payments. The Company believes this measure represents the total sustainable costs of producing silver from current operations and provides additional information of the Company’s operational performance and ability to generate cash flows. As the measure seeks to reflect the full cost of silver production from current operations, new projects and expansionary capital at current operations are not included. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included.

First Majestic Silver Corp. 2023 Annual Report	Page 51

The following tables provide detailed reconciliations of these measures to cost of sales, as reported in notes to our consolidated financial statements.

(expressed in thousands of U.S. Dollars, except ounce and per ounce amounts)	Three Months Ended December 31, 2023
	San Dimas	Santa Elena	La Encantada	Jerritt Canyon	Consolidated
Mining cost	$16,413	$11,762	$3,941	$—	$32,117
Milling cost	9,338	10,089	5,570	—	24,997
Indirect cost	13,767	5,565	3,682	—	23,011
Total production cost (A)	$39,519	$27,413	$13,192	$—	$80,124
Add: transportation and other selling cost	276	242	92	—	826
Add: smelting and refining cost	443	173	112	—	729
Add: environmental duty and royalties cost	422	3,068	201	—	3,691
Total cash cost (B)	$40,660	$30,896	$13,597	$—	$85,370
Workers’ participation	4,017	905	73	—	4,995
General and administrative expenses	—	—	—	—	7,787
Share-based payments	—	—	—	—	2,466
Accretion of decommissioning liabilities	367	258	269	—	894
Sustaining capital expenditures	9,301	4,002	2,818	—	16,121
Operating lease payments	427	1,958	963	—	3,738
All-In Sustaining Costs (C)	$54,772	$38,019	$17,720	$—	$121,372
Payable silver equivalent ounces produced (D)	3,077,782	2,965,389	519,109	—	6,562,280
Payable gold ounces produced (E)	N/A	N/A	N/A	—	N/A
Tonnes milled (F)	215,232	233,601	203,898	—	652,731

Cash cost per AgEq ounce (B/D)	$13.21	$10.42	$26.19	$—	$13.01
AISC per AgEq ounce (C/D)	$17.80	$12.82	$34.14	$—	$18.50
Cash cost per Au ounce (B/E)	N/A	N/A	N/A	$—	N/A
AISC per Au ounce (C/E)	N/A	N/A	N/A	$—	N/A
Production cost per tonne (A/F)	$183.61	$117.36	$64.70	N/A	$122.76

First Majestic Silver Corp. 2023 Annual Report	Page 52

(expressed in thousands of U.S. Dollars, except ounce and per ounce amounts)		Three Months Ended December 31, 2022
	San Dimas	Santa Elena	La Encantada	Jerritt Canyon	Consolidated
Mining cost	$14,529	$9,782	$3,855	$23,336	$51,502
Milling cost	8,249	8,974	5,292	13,341	35,856
Indirect cost	11,401	4,923	3,004	5,218	24,546
Total production cost (A)	$34,179	$23,679	$12,151	$41,894	$111,903
Add: transportation and other selling cost	326	207	139	14	743
Add: smelting and refining cost	330	72	173	26	601
Add: environmental duty and royalties cost	311	1,797	76	457	2,641
Total cash cost (B)	$35,146	$25,755	$12,539	$42,391	$115,888
Workers’ participation	8,522	(763)	(75)	—	7,684
General and administrative expenses	—	—	—	—	7,768
Share-based payments	—	—	—	—	2,845
Accretion of decommissioning liabilities	306	167	218	514	1,554
Sustaining capital expenditures	7,007	2,884	2,144	5,298	17,521
Operating lease payments	175	1,285	882	—	2,814
All-In Sustaining Costs (C)	$51,156	$29,328	$15,708	$48,203	$156,074
Payable silver equivalent ounces produced (D)	3,046,462	2,299,400	810,165	1,387,134	7,543,161
Payable gold ounces produced (E)	N/A	N/A	N/A	16,827	N/A
Tonnes milled (F)	210,108	207,188	254,766	179,502	851,564

Cash cost per AgEq ounce (B/D)	$11.54	$11.20	$15.48	$30.56	$15.36
AISC per AgEq ounce (C/D)	$16.79	$12.75	$19.39	$34.75	$20.69
Cash cost per Au ounce (B/E)	N/A	N/A	N/A	$2,519	N/A
AISC per Au ounce (C/E)	N/A	N/A	N/A	$2,865	N/A
Production cost per tonne (A/F)	$162.68	$114.29	$47.69	$233.39	$131.41

First Majestic Silver Corp. 2023 Annual Report	Page 53

(expressed in thousands of U.S. Dollars, except ounce and per ounce amounts)	Year Ended December 31, 2023
	San Dimas	Santa Elena	La Encantada	Jerritt Canyon	Consolidated
Mining cost	$65,076	$42,040	$16,044	$27,297	$150,457
Milling cost	34,457	37,924	22,316	26,853	121,550
Indirect cost	55,262	21,958	14,536	5,252	97,008
Total production cost (A)	$154,795	$101,919	$52,896	$59,402	$369,012
Add: transportation and other selling cost	1,409	957	547	34	3,163
Add: smelting and refining cost	1,584	385	556	58	2,584
Add: environmental duty and royalties cost	1,452	9,769	825	834	12,880
Total cash cost (B)	$159,240	$113,030	$54,824	$60,328	$387,639
Workers’ participation	15,116	2,767	1,014	—	18,897
General and administrative expenses	—	—	—	—	37,203
Share-based payments	—	—	—	—	13,177
Accretion of decommissioning liabilities	1,467	1,032	1,076	514	4,089
Sustaining capital expenditures	33,042	16,794	5,858	7,994	64,630
Operating lease payments	932	7,584	3,597	—	13,609
All-In Sustaining Costs (C)	$209,797	$141,207	$66,369	$68,836	$539,244
Payable silver equivalent ounces produced (D)	12,732,827	9,518,887	2,733,851	1,765,316	26,750,881
Payable gold ounces produced (E)	N/A	N/A	N/A	21,080	N/A
Tonnes milled (F)	875,345	882,592	966,392	177,643	2,901,972

Cash cost per AgEq ounce (B/D)	$12.51	$11.87	$20.05	$34.17	$14.49
AISC per AgEq ounce (C/D)	$16.48	$14.83	$24.28	$38.99	$20.16
Cash cost per Au ounce (B/E)	N/A	N/A	N/A	$2,862	N/A
AISC per Au ounce (C/E)	N/A	N/A	N/A	$3,262	N/A
Production cost per tonne (A/F)	$176.84	$115.48	$54.74	$334.39	$127.16

First Majestic Silver Corp. 2023 Annual Report	Page 54

(expressed in thousands of U.S. Dollars, except ounce and per ounce amounts)	Year Ended December 31, 2022
	San Dimas	Santa Elena	La Encantada	Jerritt Canyon	Consolidated
Mining cost	$48,032	$43,382	$14,363	$93,302	$199,080
Milling cost	30,753	34,605	19,835	51,339	136,533
Indirect cost	43,899	19,982	11,948	20,918	96,747
Total production cost (A)	$122,684	$97,970	$46,146	$165,559	$432,359
Add: transportation and other selling cost	1,212	780	480	102	2,788
Add: smelting and refining cost	1,483	396	664	87	2,630
Add: environmental duty and royalties cost	1,380	6,689	339	2,656	11,064
Total cash cost (B)	$126,759	$105,835	$47,629	$168,404	$448,841
Workers’ participation	16,106	1,978	(819)	—	17,265
General and administrative expenses	—	—	—	—	34,743
Share-based payments	—	—	—	—	13,958
Accretion of decommissioning liabilities	1,190	649	847	2,054	6,102
Sustaining capital expenditures	33,252	13,801	6,499	28,525	83,853
Operating lease payments	585	5,369	3,355	—	10,911
All-In Sustaining Costs (C)	$177,892	$127,632	$57,511	$198,983	$615,673
Payable silver equivalent ounces produced (D)	12,927,243	9,133,062	3,112,363	6,016,478	31,189,146
Payable gold ounces produced (E)	N/A	N/A	N/A	72,411	N/A
Tonnes milled (F)	787,636	851,973	1,025,172	804,206	3,468,987

Cash cost per AgEq ounce (B/D)	$9.81	$11.59	$15.30	$27.99	$14.39
AISC per AgEq ounce (C/D)	$13.76	$13.97	$18.48	$33.07	$19.74
Cash cost per Au ounce (B/E)	N/A	N/A	N/A	$2,326	N/A
AISC per Au ounce (C/E)	N/A	N/A	N/A	$2,748	N/A
Production cost per tonne (A/F)	$155.76	$114.99	$45.01	$205.87	$124.64

First Majestic Silver Corp. 2023 Annual Report	Page 55

Average Realized Silver Price per Silver Equivalent Ounce

Revenues are presented as the net sum of invoiced revenues related to delivered shipments of silver or gold doré bars, including associated metal by-products of lead and zinc after having deducted refining and smelting charges, and after elimination of intercompany shipments of silver, silver being minted into coins, ingots and bullion products.

The average realized silver price is a non-GAAP performance measure that allows management and investors to assess the Company's ability to sell ounces produced, in conjunction with related GAAP amounts. Management calculates this measure by taking total revenue reported under GAAP and adding back smelting and refining charges to arrive at the gross reportable revenue for the period. Gross revenues are divided into payable silver equivalent ounces sold to calculate the average realized price per ounce of silver equivalents sold. The streaming and royalty agreements in place between the Company and Sandstorm as well as Wheaton, impacts the total revenues reported on the financial statements given the reduced prices provided to these vendors in line with the terms of the agreements. Therefore, management adjusts revenue to exclude smelting and refining charges as well as revenues earned through agreements with these vendors. This provides management with a better picture regarding its ability to convert ounces produced to ounces sold and provides the investor with a clear picture of the price that the Company can currently sell the inventory for, excluding pre-arranged agreements.

	Three Months Ended December 31,		Year Ended December 31,
	2023	2022	2023	2022
Revenues as reported	$136,946	$148,189	$573,801	$624,222
Add back: smelting and refining charges	730	600	2,584	2,629
Gross revenues	137,676	148,789	576,385	626,851
Less: Sandstorm gold revenues	(11)	(220)	(518)	(1,148)
Less: Wheaton gold revenues	(6,604)	(6,832)	(26,499)	(26,053)
Gross revenues, excluding Sandstorm, Wheaton (A)	$131,061	$141,737	$549,368	$599,649

Payable silver equivalent ounces sold	6,295,250	7,007,210	27,205,471	30,320,473
Less: Payable silver equivalent ounces sold to Sandstorm	(1,571)	(35,385)	(90,114)	(200,509)
Less: Payable silver equivalent ounces sold to Wheaton	(869,860)	(873,498)	(3,525,412)	(3,462,825)
Payable silver equivalent ounces sold, excluding Sandstorm and Wheaton (B)	5,423,819	6,098,326	23,589,945	26,657,138

Average realized silver price per silver equivalent ounce (A/B)	$24.16	$23.24	$23.29	$22.49
Average market price per ounce of silver per COMEX	$23.25	$21.29	$23.39	$21.80

First Majestic Silver Corp. 2023 Annual Report	Page 56

Average Realized Gold Price per Ounce

Revenues are presented as the net sum of invoiced revenues related to delivered shipments of silver or gold doré bars, including associated metal by-products of lead and zinc after having deducted refining and smelting charges, and after elimination of intercompany shipments of silver, silver being minted into coins, ingots and bullion products.

The average realized gold price is a non-GAAP performance measure that allows management and investors to assess the Company's ability to sell ounces produced, in conjunction with related GAAP amounts. Management calculates this measure by taking total revenue reported under GAAP and adding back smelting and refining charges to arrive at the gross reportable revenue for the period. Silver revenues are deducted from the reportable revenue for the period in order to arrive at the gold revenue for the period. Gross gold revenues are divided into gold ounces sold to calculate the average realized price per ounce of gold sold. The streaming and royalty agreements in place between the Company and Sandstorm as well as Wheaton, impacts the total revenues reported on the financial statements given the reduced prices provided to these vendors in line with the terms of the agreements. Therefore, management adjusts revenue to exclude smelting and refining charges as well as revenues earned through agreements with these vendors. This provides management with a better picture regarding its ability to convert ounces produced to ounces sold and provides the investor with a clear picture of the price that the Company can currently sell the inventory for, excluding pre-arranged agreements.

	Three Months Ended December 31,		Year Ended December 31,
	2023	2022	2023	2022
Gross revenue, excluding Sandstorm, Wheaton	$131,061	$141,737	$549,368	$599,649
Less: Silver revenues	(56,684)	(56,119)	(243,682)	(237,107)
Gross gold revenues, excluding Sandstorm, Wheaton (A)	$74,377	$85,618	$305,686	$362,541

Gold ounces sold	47,550	59,511	202,063	246,265
Less: Gold ounces sold to Wheaton	(10,472)	(10,943)	(42,172)	(41,841)
Less: Gold ounces sold to Sandstorm	(22)	(465)	(1,094)	(2,433)
Gold ounces sold, excluding Sandstorm and Wheaton (B)	37,056	48,103	158,797	201,991

Average realized gold price per ounce (A/B)	$2,007	$1,780	$1,925	$1,795
Average market price per ounce of gold	$1,977	$1,731	$1,943	$1,801

Free Cash Flow

Free cash flow is a non-GAAP liquidity measure which is determined based on operating cash flows less sustaining capital expenditures. Management uses free cash flow as a critical measure in the evaluation of liquidity in conjunction with related GAAP amounts. It also uses the measure when considering available cash, including for decision-making purposes related to dividends and discretionary investments. Further, it helps management, the Board of Directors and investors evaluate a Company's ability to generate liquidity from operating activities.

	Three Months Ended December 31,		Year Ended December 31,
	2023	2022	2023	2022
Operating cash flows	$19,925	($14,758)	$55,614	$18,988
Less: Sustaining capital expenditures	16,121	17,521	64,630	83,853
Free cash flow	$3,804	($32,279)	($9,016)	($64,865)

First Majestic Silver Corp. 2023 Annual Report	Page 57

Adjusted Earnings per Share (“Adjusted EPS”)

The Company uses the financial measure “Adjusted EPS” which is a non-GAAP measure, to supplement earnings per share (GAAP) information in its consolidated financial statements. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance.

Management uses adjusted earnings per share as a critical measure of operating performance in conjunction with the related GAAP amounts. The only items considered in the adjusted earnings-per-share calculation are those that management believes (1) may affect trends in underlying performance from year to year and (2) are not considered normal recurring cash operating expenses.

Adjusted earnings per share is used for forecasting, operational and strategic decision making, evaluating current Company and management performance, and calculating financial covenants. Management believes that excluding certain non-cash and non-recurring items from the calculation increases comparability of the metric from period to period, which makes it useful for management, the audit committee and investors, to evaluate the underlying core operations. The presentation of Adjusted EPS is not meant to be a substitute for EPS presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

To calculate adjusted earnings per share, management adjusts from net earnings (GAAP), the per-share impact, net of the tax effects of adjustments, of the following:
•share based payments;
•realized and unrealized gains and losses from investment in derivatives and marketable securities; and
•other infrequent or non-recurring losses and gains.

The following table provides a detailed reconciliation of net earnings (losses) as reported in the Company’s consolidated financial statements to adjusted net earnings and Adjusted EPS:

	Three Months Ended December 31,		Year Ended December 31,
	2023	2022	2023	2022
Net earnings (loss) as reported	$10,231	($16,819)	($135,112)	($114,276)
Adjustments for non-cash or unusual items:
Tax settlement	—	6,300	—	24,033
Impairment (reversal) of non-current assets	—	4,934	125,200	(2,651)
Deferred income tax recovery	(22,164)	(19,681)	(74,808)	(3,378)
Loss (gain) from investment in marketable securities	21	(425)	1,640	3,865
Loss (gain) on divestiture of mining interest	—	(4,301)	3,024	(4,301)
Share-based payments	2,466	2,845	13,177	13,958
Standby Costs	—	—	13,438	—
Abnormal costs (1)	—	436	—	3,553
Restructuring costs	455	—	6,883	—
Write-down on assets held-for-sale	—	—	7,229	—
Write-down of mineral inventory	659	9,314	15,500	23,767
Adjusted net loss	($8,332)	($17,397)	($23,829)	($55,430)
Weighted average number of shares on issue - basic	286,997,928	266,673,994	282,331,106	263,122,252
Adjusted EPS	($0.03)	($0.07)	($0.08)	($0.21)
(1) Abnormal costs includes $3.1 million in costs that were incurred during the second quarter of 2022 as a result of marginal ore material that was processed to keep the mill running at minimum feed requirements to perform government mandated air compliance test work at the Jerritt Canyon Gold mine.

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Working Capital and Available Liquidity

Working capital is determined based on current assets and current liabilities as reported in the Company’s consolidated financial statements. The Company uses working capital as a measure of the Company’s short-term financial health and operating efficiency. Available liquidity includes the Company's working capital and undrawn revolving credit facility.

	December 31, 2023	December 31, 2022
Current Assets	$309,057	$370,289
Less: Current Liabilities	(120,138)	(167,399)
Working Capital	$188,919	$202,890
Available Undrawn Revolving Credit Facility	124,640	75,000
Available Liquidity	$313,559	$277,890

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

The Company’s management, with the participation of its President and Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s CEO and CFO have concluded that, as of December 31, 2023, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

The Company’s management, with the participation of its CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. The Company’s internal control over financial reporting includes policies and procedures that:
•maintain records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
•     provide reasonable assurance that transactions are recorded as necessary for preparation of financial statements in accordance with IFRS as issued by IASB;
•provide reasonable assurance that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and
• provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

The Company's management evaluated the effectiveness of our internal controls over financial reporting based upon the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on management's evaluation, our CEO and CFO concluded that our internal controls over financial reporting was effective as of December 31, 2023. There have been no significant changes in our internal controls during the year ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

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The Company's independent registered public accounting firm, Deloitte LLP, have audited these Consolidated Annual Financial Statements and have issued an attestation report dated February 21, 2024 on the Company's internal control over financial reporting based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of Treadway Commission.

Limitations of Controls and Procedures

The Company’s management, including the President and CEO and CFO, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, may not prevent or detect all misstatements because of inherent limitations. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

CAUTIONARY STATEMENTS

Cautionary Note regarding Forward-Looking Statements

Certain information contained herein this MD&A constitutes forward-looking statements under applicable securities laws (collectively, “forward-looking statements”). These statements relate to future events or the Company’s future performance, business prospects or opportunities. Forward-looking statements include, but are not limited to: commercial mining operations; anticipated mineral recoveries; projected quantities of future mineral production; statements with respect to the Company’s business strategy; future planning processes; interpretation of drill results and other technical data; anticipated development, expansion, exploration activities and production rates and costs and mine plans and mine life; the security situation at the San Martin mine; the estimated cost and timing of plant improvements at the Company’s operating mines and development of the Company’s development projects; construction and operations of the replacement well at La Encantada; the operations of the Company's central lab; the timing of completion of exploration programs and drilling programs; the restarting of operations or potential plans at the Company's temporarily suspended and/or non-operating mines; the temporary suspension of processing activities at Jerritt Canyon; decommissioning activities at Jerritt Canyon; future exploration activities at the Jerritt Canyon Gold Mine and the costs thereof; anticipated reclamation and decommissioning activities and associated costs; conversion of mineral resources to proven and probable mineral reserves; analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable; statements with respect to the Company’s future financial position including operating efficiencies, cash flow, capital budgets, costs and expenditures, cost savings, allocation of capital, and statements with respect to the recovery of value added tax receivables and the tax regime in Mexico; the implementation and effect of cost reduction initiatives; the preparation of technical reports and completion of preliminary economic assessments; the repurchase of the Company’s shares; viability of the Company’s projects; potential metal recovery rates; sales of bullion direct to customers; payment of dividends; the impact of amendments to accounting policies; effectiveness of internal controls and procedures; the validity of the APA; statements with respect to the recovery of value added tax receivables and the tax regime in Mexico; the conduct or outcome of outstanding litigation, regulatory proceedings, negotiations or proceedings under NAFTA or other claims and the compliance by counterparties with judgments or decisions; the anticipated start of silver bullion production from the Company’s minting facility; the Share Repurchase Program (as defined herein); maintaining relations with employees; future regulatory trends, future market conditions, future staffing levels and needs and assessment of future opportunities of the Company; the Company’s plans with respect to enforcement of certain judgments in favour of the Company and the likelihood of collection under those judgments; the Company’s ability to comply with future legislation or regulations including amendments to Mexican mining legislation and the Company’s intent to comply with future regulatory and compliance matters; expectations regarding the effects of public health crises including pandemics such as COVID‐19 on the Company's operations, the global economy and the market for the Company's products. All statements other than statements of historical fact may be forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “targeting”, “intend”, “could”,

First Majestic Silver Corp. 2023 Annual Report	Page 60

“might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward-looking statements”.

Forward-looking statements are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments at the dates the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include, without limitation: global economic conditions including public health threats, the inherent risks involved in the mining, exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating commodity prices, fluctuating currency exchange rates, the possibility of project delays or cost overruns or unanticipated excessive operating costs and expenses, uncertainties related to the necessity of financing, the availability of and costs of financing needed in the future, uninsured risks, defects in title, availability and costs of materials and equipment, climate change events including, but not limited to, drought conditions, changes in national or local governments, changes in applicable legislation or application thereof, timeliness of government approvals, actual performance of facilities, equipment, and processes relative to specifications and expectations and unanticipated environmental impacts on operations, availability of time on court calendars in Canada and elsewhere; the recognition of Canadian judgments under Mexican law; the possibility of settlement discussions; the risk of appeal of judgment; and the insufficiency of the defendant's assets to satisfy the judgment amount and other factors described in the Company’s Annual Information Form under the heading “Risk Factors”.

The Company believes that the expectations reflected in any such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included herein this MD&A should not be unduly relied upon. These statements speak only as of the date of this MD&A. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws. Actual results may differ materially from those expressed or implied by such forward-looking statements.

Cautionary Note regarding Reserves and Resources

National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”), issued by the Canadian Securities Administrators, lays out the standards of disclosure for mineral projects. This includes a requirement that a certified Qualified Person (“QP”) (as defined under the NI 43-101) supervises the preparation of the mineral reserves and mineral resources. Gonzalo Mercado, Vice President of Exploration and Technical Services is a certified QP for the Company and has reviewed this MD&A for QP technical disclosures. All NI 43-101 technical reports can be found on the Company’s website at www.firstmajestic.com or under the Company's profile on SEDAR+ at www.sedarplus.ca.

Cautionary Note to United States Investors Concerning Estimates of Mineral Reserves and Resources

This Management’s Discussion and Analysis has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ materially from the requirements of United States securities laws applicable to U.S. companies. Information concerning our mineral properties has been prepared in accordance with the requirements of Canadian securities laws, which differ in material respects from the requirements of the United States Securities and Exchange Commission (the “SEC”) applicable to domestic United States issuers. Accordingly, the disclosure in this Management’s Discussion and Analysis regarding our mineral properties is not comparable to the disclosure of United States issuers subject to the SEC’s mining disclosure requirements.

Additional Information

Additional information on the Company, including the Company’s Annual Information Form and the Company’s audited consolidated financial statements for the year ended December 31, 2023, is available under the Company's profile on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.firstmajestic.com.

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